Exhibit 99.1

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2003 ANNUAL REPORT

BALLARD POWER SYSTEMS INC.

2003       CORPORATE ACHIEVEMENTS

In 2003, Ballard achieved or partially achieved nine of its ten corporate goals.

‡ Achieve revenue and cash consumption targets. Ballard achieved its financial targets, increasing revenue by 31% and reducing cash consumption by 66%.

‡ Supply fuel cell engines to DaimlerChrysler and Ford and fuel cells to Honda to support their initial customer fleet vehicle introductions. Ballard supplied over 100 fuel cell engines and modules to automotive customers.

† Supply fuel cells to an additional automotive original equipment manufacturer to support its initial customer fleet vehicle introduction. Ballard supplied fuel cells to Mitsubishi and another new automotive customer.

‡ Deliver remaining heavy-duty fuel cell engines to DaimlerChrysler for the European Fuel Cell Bus Project. The ten cities in the two-year European Fuel Cell Bus Project each received three Mercedes-Benz Citaro buses powered by Ballard® fuel cell engines.

† Complete a transaction for Ballard’s fuel processing business. After we were unable to conclude a transaction on acceptable terms, we phased out our internally funded fuel processing activities.

‡ Deliver, for field testing by EBARA BALLARD, pre-commercial prototype combined heat and power 1 kW power plants. Pre-commercial prototype units were delivered by EBARA BALLARD for field testing in Japan. EBARA BALLARD is collaborating with the three largest natural gas companies in Japan.

* Develop Ballard’s commercial internal combustion engine genset and power converter business by expanding the product line and distribution network. Ballard discontinued its combustion engine genset business and re-focused its EcostarTM power converter on the photovoltaic market.

† Introduce a commercial stationary fuel cell power generator. Ballard introduced its Nexa® RM Series hydrogen-fueled stationary fuel cell generator for telecommunications, utility and server room UPS field trials.

‡ Demonstrate a next generation membrane electrode assembly that will enable a 50% cost reduction in the Nexa® power module for 2004 sales. Ballard demonstrated multiple paths enabling a 50% cost reduction in the next generation Nexa® power module.

‡ Support an original equipment manufacturer’s launch of a Nexa® power module-based product. EBARA BALLARD and MGE UPS SYSTEMS Inc. launched Nexa® power module-based products in 2003 for remote power and long-duration backup applications.

Key

‡ Achieved

† Partially Achieved

* Not Achieved

2004       CORPORATE GOALS

Ballard has established the following goals for 2004:

Demonstrate leadership in fuel cell technology.

Demonstrate next generation fuel cell stack technology that combines freeze start capability with industry-leading durability and low precious metal catalyst loading, without compromise to performance, power density or quality.

Extend leadership in on-road operational experience.

Achieve over one million km of on-road fuel cell vehicle experience in 2004.

Enhance world-class fuel cell manufacturing capability.

Extend Ballard’s fuel cell manufacturing leadership in the areas of process capability, productivity and capacity.

Penetrate the power generation market.

Successfully commission the Nexa® RM Series stationary fuel cell generator with at least 15 end-use customers.

Commence commercial sales of 30 kW and 75 kW EcostarTM power converters for the photovoltaic market.

Support limited commercial launch of the 1 kW combined heat and power stationary fuel cell generator in Japan.

Enhance strategic partnerships.

Optimize the structure of the Alliance with DaimlerChrysler and Ford to allow greater operational and financial flexibility and to accelerate technology development.

Secure a strategic relationship with a non-Alliance automotive customer.

RETIREMENT ANNOUNCEMENT

FIROZ RASUL

Chairman of the Board

Ballard Power Systems Inc.

Firoz Rasul joined Ballard as President in 1989, and is chiefly responsible for growing Ballard from 30 employees located in a nondescript building in North Vancouver to over 1,100-strong in four world-class locations in Canada, Germany and the U.S. Serving terms as Chairman of the Board, Chief Executive Officer and President, Mr. Rasul guided Ballard with vision, determination and unflagging optimism.

Among his numerous accomplishments during his tenure at Ballard, Mr. Rasul’s crowning achievement was presiding over the company’s strategic alliance with DaimlerChrysler and Ford. He is also responsible for piloting Ballard to its undisputed position as industry leader.

Mr. Rasul was Chairman of the Board from May 1999 to May 2004. Between June 1989 and March 2003, Mr. Rasul served as Chief Executive Officer. From June 1989 to May 1999, Mr. Rasul was President. While he will continue to serve Ballard as a special advisor, the entire industry will benefit from his wealth of knowledge and expertise in his present roles as Chairman of the California Fuel Cell Partnership and the Canadian Hydrogen Highway.

HOW A BALLARD® FUEL CELL WORKS

Nexa® power module: A Nexa® power module (shown) consists of a stack of fuel cells, various control electronics, manifolds and system components.

Expanded single fuel cell: Each individual fuel cell consists of a flow field plate on either side of a membrane electrode assembly (MEA).

Membrane electrode assembly: The MEA consists of a proton exchange membrane (PEM) sandwiched between two paper-thin carbon fiber-based gas diffusion electrodes (anode and cathode). In between the electrodes and the membrane is a very thin layer of catalyst, made of platinum.

Flow field plates: Hydrogen fuel (H2) passes through channels in a flow field plate, distributing hydrogen evenly cross the gas diffusion layer of the anode, where it comes in contact with the platinum catalyst that drives the electrochemical reaction. Meanwhile, oxygen (O2 ) from the air passes through channels in the opposite flow field plate on the cathode side.

Hydrogen gas flow: In the presence of the platinum catalyst on the anode, hydrogen gas molecules separate into two protons and two electrons each. The protons migrate through the PEM from the anode to the cathode. The electrons, which cannot pass through the PEM, are conducted through the external circuit in the form of electricity before arriving at the cathode.

Air flow: In the presence of the catalyst on the cathode, oxygen from the air combines with the hydrogen protons that migrated through the PEM and combines with the electrons from the anode via the external circuit to form water vapor (H2O) and heat, which are the only by-products of the electrochemical process.

LETTER TO SHAREHOLDERS

Ballard continued to assert its leadership in 2003 as the fuel cell industry gained significant momentum. We added two new automotive customers, bringing to six the number of top ten automakers whose fuel cell vehicle development programs we are now supporting. We delivered more than 15.5 megawatts of fuel cell power capacity to customers for automotive and power generation applications in 2003, and completed more than 400,000 hours of in-house testing. Vehicles powered by Ballard® fuel cells logged hundreds of thousands of customer-driven kilometers on the roads of Europe, Japan and North America. At the same time, our focus on sustainability is reflected in our results, as we grew revenue by 31% to US$120 million and reduced cash consumption by nearly two-thirds to US$40 million.

The momentum that was already building in this industry received two important boosts during the year. The first was in January, when U.S. President George W. Bush pledged US$1.7 billion to support the development of fuel cells and the hydrogen economy. President Bush’s initiative resonated with governments around the world, which recognized the potential of hydrogen-powered fuel cells to clean the air, curb global warming, reduce dependence on imported oil and relieve long-term energy supply concerns. In addition to the U.S. government, the European Union, Japan and Canada each made substantial commitments to the development of fuel cell technology and a hydrogen infrastructure.

A second major development that made headlines far beyond the energy sector was a series of power failures around the world, including the biggest in North American history. The frailty of the aging power grid was made strikingly evident by a chain of events that knocked out electricity to some 50 million Americans and Canadians in mid-August. Within weeks, three equally debilitating blackouts struck Europe, as up to 60 million people in London, parts of Sweden and Denmark, and most of Italy lost power. In addition to these structural failures, hurricanes that hit the mid-Atlantic states and later Nova Scotia caused major electrical service disruptions. Together, these events, with the economic and personal hardship they wrought, underscored the importance of reliable and continuous electrical service. The introduction of our Nexa® RM Series stationary fuel cell power generator came at an opportune time, providing a unique solution for clean, reliable, extended-run backup power for mission-critical applications.

In the transportation market, it is increasingly clear that the automotive industry has accepted the inevitability of the fuel cell as the powertrain of the future - the automotive engine of the 21st century. Other advanced powertrain alternatives, including clean diesel, internal combustion engine/battery hybrid vehicles and even hydrogen-fueled internal combustion engines, offer noteworthy interim improvements, but none of these alternatives can match the game-changing combination of environmental and energy solutions provided by fuel cells. The driving forces for fuel cell technology - including air quality, global climate change, energy security and long-term energy supply - take on even greater urgency with the tremendous growth in demand for automobiles in emerging markets such as China and India.

For its part, Ballard is committed to preserving and extending its technology leadership position and will accomplish this, in part, by fielding more vehicles and accumulating more real-world driving experience than any other company over the next several years. Ballard is already powering the largest fleet of fuel cell vehicles in the world, with 30 buses carrying passengers in regular daily service in 10 cities as part of the European Fuel Cell Bus Project. At the 2003 Michelin Challenge Bibendum in Sonoma, California, vehicles powered by Ballard® fuel cells won 10 gold awards. DaimlerChrysler, Ford, Honda and Mitsubishi all began field testing, or announced plans to field test, customer demonstration fleets of cars and light trucks using Ballard® fuel cells in Canada, Germany, Japan, Singapore and the United States.

In our power generation business, the highly versatile Nexa® power module formed the basis for no less than four fuel cell products: the Nexa® RM Series stationary fuel cell power generator, the AirGenTM fuel cell generator, EBARA BALLARD’s FCBox and MGE UPS SYSTEMS’ Evolution UPS. The zero-emission hydrogen-fueled Nexa® power module enables the development of power generation equipment that can operate indoors and in locations not possible with conventional internal combustion engines. Equally important, the Nexa® power module is not constrained by the limited run-time, lengthy recharging process or environmental liabilities associated with batteries.

Following its introduction in August, the Nexa® RM Series stationary fuel cell power generator entered field trials in the uninterruptible power supply (UPS) and telecommunications power markets. During 2003, we named MGE UPS SYSTEMS as a non-exclusive worldwide (excluding Japan) distributor and authorized service provider for our Nexa® RM Series stationary fuel cell generator as well as our AirGenTM fuel cell generator. Mitsubishi Canada Limited, a subsidiary of Mitsubishi Corporation, was also named as a worldwide (excluding Japan) distributor for our AirGenTM fuel cell generator.

In Japan, our associate company EBARA BALLARD is collaborating with the country’s three largest natural gas companies, Osaka Gas, Tokyo Gas and Toho Gas, to commercialize a 1 kW combined heat and power stationary fuel cell generator. Designed to provide domestic hot water and base-load electric power for the Japanese residential market, our product leads the industry in combined heat and electrical efficiency, and is on track for limited volume commercial sales in late 2004.

Our Material Products Division continued its solid performance as a Tier 1 automotive supplier of carbon friction materials for automatic transmissions. The development of gas diffusion materials for fuel cell applications was advanced with customer trials of the next generation product, AvCarbTM P75. Our carbon material products continue to attract customer interest across a broad range of fuel cell developers.

We did not make as much progress as we had hoped with our non-fuel cell products. Consistent with our sharpened focus, we exited the internal combustion engine generator business. We are beginning to see mounting interest in the EcostarTM power converter, particularly in the photovoltaic market. Sales of our electric drive systems for airport ground support equipment have been hampered by unfavorable business conditions in the airline industry. However, with our strong value proposition, we are well positioned for an improving business climate.

In the area of corporate governance, we continued to refine and strengthen our practices in 2003, and were recognized for our efforts as the private sector winner of Canada’s National Award in Governance, sponsored by The Conference Board of Canada and Spencer Stuart.

A significant development during the past year has been the emergence of internal combustion engine/battery hybrid vehicles as a bridging technology to the fuel cell vehicles of the future. Because they share a novel vehicle system design and electrical architecture, internal combustion engine/battery hybrid vehicles will help pave the way for fuel cell vehicles by advancing the systems technology and helping to establish a capable and low-cost supply base for electrical and electronic components that are common to both platforms.

As our Alliance partners, DaimlerChrysler and Ford, review their strategies regarding internal combustion engine/battery hybrid vehicles, we are discussing strategic alternatives within the Alliance that could provide our partners with greater involvement in the development of fuel cell systems and the integration of those systems into their vehicles. The scope of these discussions covers a range of possible actions that include reviewing the roles and responsibilities of each of the Alliance partners, finalizing the development plan of the next generation light-duty fuel cell engine program and changing our Alliance agreement to provide us with additional financial and operational flexibility.

With respect to our non-Alliance automotive customers and prospects, we have adopted a more flexible approach that, in the context of a long-term strategic relationship, could include the sale of fuel cell components and/or the licensing of our technology. In fact, we’ve established a corporate goal for 2004 to develop at least one new strategic relationship based on this more flexible approach.

In summary, I would like to thank the entire Ballard team for the great effort that they put forth to execute our plan, practice fiscal discipline, grow our customer base and introduce commercial products.

I would also like to extend my best wishes and profound gratitude to Firoz Rasul, who will be retiring as Chairman of the Board at our 2004 Annual Shareholders’ Meeting. Firoz cannot be thanked enough for his tireless efforts over the last 15 years at Ballard, helping grow the company from a start-up, when he came aboard, to the recognized leader in PEM fuel cell development in the world today. He was the chief architect of Ballard’s partnerships and strategic alliances, and it was under his stewardship that fuel cell technology evolved from an interesting lab experiment to a practical replacement for combustion engine power. Following his retirement from the Board, Firoz will serve as a special advisor, where his foresight and vision will continue to benefit Ballard. Among other assignments, Firoz will act as chair of both the California Fuel Cell Partnership and the Canadian Hydrogen Highway in 2004, thereby continuing to assist in promoting to the world the virtues of fuel cells, the hydrogen economy and Ballard.

Thanks to the efforts of our dedicated employees and the support of our shareholders, our customers and our suppliers, Ballard is privileged to be playing a leading role in the clean energy revolution, helping to create a new hydrogen economy, a future powered by fuel cells, a Power to Change the World®.

“Dennis Campbell”

DENNIS CAMPBELL

President and Chief Executive Officer

March 22, 2004

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Power to Change the World®

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This report contains forward-looking statements reflecting Ballard Power Systems Inc.’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities and Exchange Act of 1934, as amended. Investors are cautioned that all forward-looking statements involve risk and uncertainties including, without limitation, our ability to develop commercially viable proton exchange membrane (“PEM”) fuel cell products; our ability to provide the capital required for research, product development, operations and marketing; product development delays; our ability to implement our five-year plan; changing environmental regulations; our ability to attract and retain business partners; competition from other fuel cell manufacturers; other advanced and existing power technologies; evolving markets for generating electricity and vehicle power; and our ability to protect our intellectual property. These factors should be considered carefully and readers should not place undue reliance on Ballard’s forward-looking statements.

BASIS OF PRESENTATION

The information below should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2003. The Corporation’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 18 to the consolidated financial statements. Management’s Discussion and Analysis is dated February 5, 2004.

All amounts in this report are in U.S. dollars, unless otherwise stated.

BUSINESS OVERVIEW

Our principal business is developing, manufacturing and marketing proton exchange membrane (“PEM”) fuel cell products. Our business operates in three market segments:

•                  PEM fuel cells, fuel cell engines, fuel cell components and electric drive systems for the Transportation segment,

•                  portable and stationary fuel cell power generators and power electronics for the Power Generation segment, and

•                  carbon fiber products primarily for automotive transmissions, and gas diffusion electrode materials for the PEM fuel cell industry, for the Material Products segment.

We have manufacturing facilities in Canada (Burnaby, British Columbia), the United States (Dearborn, Michigan and Lowell, Massachusetts) and Germany (Nabern).

Our goal is to be the leading supplier of high-quality, low-cost, PEM fuel cell products, and to be the first to offer these products in mass markets.

We have entered into an Alliance with DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”) for the development and commercialization of PEM fuel cells, fuel cell engines and electric drive systems for use in vehicles. Under the Alliance, we are responsible for research, development, commercialization, manufacture, marketing, sale and service of fuel cells, fuel cell engines and electric drive systems, and the integration of fuel cells, fuel cell engines and electric drive systems to form complete fuel cell powertrains.

Subject to certain limited exceptions, DaimlerChrysler and Ford cannot compete with us in the research, development, production, distribution, sale or service of fuel cells or fuel cell engines, and, in the case of Ford, electric drive systems for vehicles. Again, subject to certain exceptions, DaimlerChrysler and Ford must purchase fuel cells and fuel cell engines from us and Ford must also purchase electric drive systems from us. We can sell fuel cells, fuel cell engines and electric drive systems for any application, including for vehicles, to customers other than DaimlerChrysler and Ford.

As previously disclosed, DaimlerChrysler and Ford have agreed in principle to fund up to $97 million of the cost of our next generation light-duty fuel cell program. We continue to work with DaimlerChrysler and Ford to determine the scope, milestones, deliverables and timing of this program, and expect to complete an agreement in 2004. Several alternative paths are being explored and the original scope and timing could be affected. As a result, the exact amount of funding may be higher or lower, depending on the ultimate scope of the program and the outcome of our ongoing discussions with our Alliance partners, as described below.

A significant development during the past year was the growing importance of internal combustion engine (“ICE”) / battery hybrid vehicles as a bridging technology to fuel cells. As a result, we are discussing strategic alternatives within the Alliance that could provide DaimlerChrysler and Ford with greater involvement in the development of fuel cell systems and the integration of those systems into their vehicles. Our discussions are focused on a broad range of possible actions that include reviewing the roles and responsibilities of each of the Alliance partners, finalizing the development plan of the next generation light-duty fuel cell program and changing our Alliance agreement to provide us with additional financial and operational flexibility. We are also developing a more flexible approach with key customers and prospects that might include the sale of fuel cell components and the possible licensing of our technology in the context of a long-term strategic relationship.

We added two new automotive customers in 2003, and during 2003 we provided fuel cells or fuel cell engines to six of the world’s top ten automakers for their fuel cell vehicle development programs. Ballard® fuel cells are also powering the largest fleet of fuel cell buses in the world today. In Europe, together with our partner DaimlerChrysler, we are currently powering a fleet of 30 Mercedes-Benz Citaro buses with Ballard® heavy-duty fuel cell powertrains in a two-year demonstration program called the European Fuel Cell Bus Project. Buses powered with Ballard® heavy-duty fuel cell engines will also be demonstrated in California and Perth, Western Australia beginning in 2004.

In Power Generation, we delivered 250 Nexa® power modules in 2003. Nexa® power modules have now been sold into 20 countries worldwide. Through these sales, many customers are learning about the operating advantages of fuel cells and, in the case of original equipment manufacturers, how fuel cells might fit into their product portfolios.

We introduced and began field trials of our Nexa® RM Series hydrogen-fueled stationary fuel cell power generator in 2003. Developed to meet the needs of the uninterruptible power supply (“UPS”) and telecommunications power markets, the Nexa® RM Series is based on the technology developed from our first commercial fuel cell product, the Nexa® power module.

During 2003, we named MGE UPS SYSTEMS as a non-exclusive, worldwide (excluding Japan) distributor and authorized service provider for our AirGenTM fuel cell generator and our Nexa® RM Series fuel cell generator. Mitsubishi Canada Limited, a subsidiary of Mitsubishi Corporation, was also named as a worldwide (excluding Japan) distributor for our AirGenTM fuel cell generator. MGE UPS SYSTEMS is also an original equipment customer for our Nexa® RM Series fuel cell generator, and is integrating it into their Evolution UPS product. The consumer version of our AirGenTM fuel cell generator is expected to be introduced pending a redesign of the canister assembly by a supplier.

In Japan, our associate company EBARA BALLARD Corporation (“EBARA BALLARD”) is collaborating with the country’s three largest natural gas companies, Osaka Gas, Tokyo Gas and Toho Gas, to commercialize a 1 kW combined heat and power stationary fuel cell generator designed to provide domestic hot water and base-load electric power for the Japanese residential market.

EBARA BALLARD is also offering the FCBox, the first commercially available PEM fuel cell power generator to be sold in Japan. This hydrogen-fueled portable power generator is designed for a variety of uses, including backup power, power for construction, manufacturing and communications, and remote power supply. The FCBox utilizes our Nexa® power module and can offer clean, quiet backup power for as long as hydrogen fuel is provided. The FCBox is initially targeted at commercial and industrial markets in Japan.

We introduced our EcostarTM power converter into the photovoltaic (solar) market. The EcostarTM power converter converts the power generated by solar panels into useable electric power. We began field trials at Arizona Public Services, Sandia National Laboratories and Spire Solar of Chicago, and expect to begin commercial shipments of our 75 kW EcostarTM power converter in the first half of 2004.

We are a Tier 1 supplier of friction products to the automotive industry. In 2004, we will continue work on a five-year contract, awarded in December 2001 and valued at $50 million, for the supply of carbon friction material for automatic transmissions. We are also a supplier to the fuel cell industry, having qualified our gas diffusion layer products for production with three major PEM fuel cell industry participants. In 2003, we began selected customer trials of our newest generation material, AvCarb P75.

Competition

We have seen an increase in the number of companies, both large and small, working on fuel cells over the past few years. Our key PEM fuel cell competitors include General Motors Corp., Honda Motor Co., Hydrogenics Corporation, Plug Power Inc., Toyota Motor Corporation and UTC Fuel Cells. These companies have devoted significant development efforts and resources to their PEM fuel cell technology and have produced and demonstrated PEM fuel cell prototype vehicles or power generators. We have powered the largest number of prototype fuel cell vehicles in the industry, and the experience gained from using fuel cells in everyday applications will help us to achieve the commercial targets we have set for durability, reliability, cost and performance. We are also able to leverage our extensive fuel cell experience across our transportation and power generation businesses.

We plan to continue to address the challenges resulting from increased competition by improving our PEM fuel cell designs, using fewer and lower cost materials, developing volume manufacturing processes, collaborating with suppliers and leading companies within our target markets and diligently protecting our intellectual property. Our intellectual property portfolio now includes 1,800 patents and patent applications covering almost 800 distinct inventions.

In transportation applications, incumbent technologies, including advanced ICEs, clean diesels, and ICE/battery hybrid vehicles, represent the near-term competitors of PEM fuel cell engines. ICEs enjoy widespread consumer acceptance and are produced at commercially viable prices. Although continued enhancements in advanced ICE-based technologies provide some improvements, only PEM fuel cells provide effective long-term solutions to air quality, climate change and energy security issues. PEM fuel cell engines have a number of advantages over ICEs and ICE/battery hybrid vehicles, including the ability to operate without harmful emissions and with higher efficiency. In addition, PEM fuel cell engines operate with very little noise and vibration, have fewer moving parts and provide equivalent or better performance.

The emergence of ICE/battery hybrid vehicles can be seen as a bridging technology that will facilitate the development and refinement of the electrical vehicle architecture required for fuel cell vehicles. We believe ICE/battery hybrid vehicle development will be beneficial for the development of fuel cells by driving customer acceptance of the novel electrical architecture and stimulating the supply base to develop low-cost, high-volume components, many of which may be common to the fuel cell platforms that follow.

The power generation market is currently dominated by battery banks and ICE-driven generators (fueled by either gasoline, diesel or natural gas). We believe PEM fuel cell systems are superior to battery banks because of their potential for lower life cycle costs and their ability to provide extended run time without frequent or lengthy recharging. PEM fuel cells can offer a viable alternative where ICEs cannot be used due to their emissions, vibration and noise profiles. Emerging technologies include smaller gas turbines, phosphoric acid fuel cells, molten carbonate fuel cells, solid oxide fuel cells and advanced technology batteries.

Government and Industry Initiatives

In jurisdictions with significant fuel cell and hydrogen activity in 2003, governments announced or reaffirmed major initiatives to support the sector. As an international company with operations in Canada, the United States, Germany and Japan, we are positioned to participate in these initiatives.

In the United States, President George W. Bush requested that the U.S. Congress provide $1.7 billion for the five-year period from 2004 to 2008 to support the Administration’s FreedomCAR and Hydrogen Fuel Initiatives. Under these programs, the U.S. Department of Energy (“DOE”) issued several competitive solicitations designed to accelerate the commercialization of hydrogen and fuel cell technology. In 2003, we won a solicitation award of $1.6 million over three years for non-noble metal catalyst research and development. We will continue to compete for FreedomCAR andHydrogen Fuel Initiative funding opportunities as they arise.

In California, changes to the Zero Emission Vehicle (“ZEV”) Program were made by the California Air Resources Board in December 2003. Although the implementation of these regulations has been postponed to 2005, we do not expect this delay to adversely impact our commercialization timetable. As the ZEV regulations mandate the sale of ZEVs, we believe they will continue to remain a driver for fuel cell technology and assist in the creation of a market for such vehicles. Following California’s lead, other states including New Jersey, Massachusetts, Vermont and Connecticut have also reaffirmed their commitment to implement a ZEV mandate starting in 2007.

We continue to be a member of the California Fuel Cell Partnership (“CaFCP”), which is working to accelerate the commercialization of fuel cell technology. Over the past four years, membership in the CaFCP has grown to 30 partners and associate partners, and 58 fuel cell vehicles have been placed in service in California. The CaFCP is also working with the appropriate agencies to define safety codes and standards, and to raise awareness and educate the publicabout hydrogen and the benefits of fuel cell vehicles.

In Canada, we are actively pursuing several proposals to partner with government and utilize programs announced by the Canadian government totaling CDN$215 million over three years to accelerate commercialization of fuel cells and spur hydrogen infrastructure development. This funding has helped in the establishment of a “Hydrogen Highway” initiative in British Columbia and a “Hydrogen Village” initiative in Toronto, Ontario.

In Japan, a variety of government programs supporting vehicle demonstrations, stationary power generation and fuel infrastructure development continued in 2003. Under the Millennium Program, through EBARA BALLARD, Ballard continued to work closely with our partner EBARA Corporation to develop a 1 kW combined heat and power stationary fuel cell generator for residential use. EBARA BALLARD was selected to advance to the next phase of development with both Tokyo Gas and Osaka Gas to commercialize its 1 kW stationary fuel cell generator in Japan. Ballard is also working with Toho Gas in the development of a 1 kW combined heat and power stationary fuel cell generator.

The European Union announced the formation of its European Hydrogen and Fuel Cell Technology Platform to begin the development of a European strategy and implementation plan to coordinate and accelerate fuel cell commercialization on the continent.

Effect of Acquisitions on Operating Results

The effect of certain acquisitions we have made has a material impact on any review of our 2001 operating results. During 2001, we made three acquisitions that significantly expanded our business. On May 25, 2001, we acquired carbon products division of Textron Systems Inc. through our wholly-owned subsidiary, Ballard Material Products Inc. (“BMP”). On November 30, 2001, we increased our ownership of XCELLSIS AG (now called Ballard Power Systems AG (“BPSAG”)) to 50.1% and agreed to acquire the remaining 49.9% on or before November 15, 2004. Also on November 30, 2001, we increased our ownership of Ecostar Electric Drive Systems L.L.C. (now called Ballard Power Systems Corporation (“BPSC”)) to 100%. Our additional interests in BPSAG and BPSC were acquired from DaimlerChrysler and Ford in exchange for common shares. Collectively, BPSAG, BPSC and BMP are referred to in this discussion and analysis as the “Acquired Businesses”. Due to the timing of the acquisitions of BPSAG and BPSC in November 2001, the results of these two businesses account for the majority of the differences in our consolidated results for 2002 from thosereported in 2001. To a lesser extent, the inclusion of the results of BMP beginning in May 2001 also accounted for some of the differences in the results for 2002 relative to 2001.

SELECTED ANNUAL FINANCIAL INFORMATION

Years ended December 31 (Expressed in thousands of U.S. dollars, except per share amounts)	2003	2002	2001

Revenues	$119,566	$90,937	$36,204
Net loss for period	$(125,092)	$(148,417)	$(96,235)
Loss per share	$(1.07)	$(1.41)	$(1.05)
Total assets	$834,835	$918,624	$960,227

Our revenues for the year ended December 31, 2003 were $119.6 million compared to $90.9 million for the same period in 2002. This includes a $23.8 million or 43% increase in product revenues and a $4.8 million or 14% increase in engineering service and other revenue.

Cash used by operations and capital expenditures for the year ended December 31, 2003, excluding business integration and restructuring expenditures of $8.6 million, was $39.9 million compared to $118.5 million for 2002. The decrease is primarily due to the lower losses (excluding non-cash items) described below, lower working capital requirements and reduced capital expenditures.

Our net loss for the year ended December 31, 2003 was $125.1 million, or ($1.07) per share, compared with a net loss of $148.4 million, or ($1.41) per share, during the same period in 2002. The lower loss for 2003 primarily results from foreign exchange gains, reduced operating expenses, lower business integration and restructuring costs and higher engineering service revenue, partly offset by write-downs of investments, lower minority interest share of losses in subsidiaries, and the effect of the early adoption of new accounting principles requiring the expensing of stock options. The lower operating expenses during 2003 were achieved primarily through the wind-down and deferral of certain development programs announced in 2002, and cost reduction initiatives resulting from business integration and restructuring activities.

Revenues for the year ended December 31, 2002 were $90.9 million, an improvement of $54.7 million or 151% from 2001. The increase reflects revenues from Acquired Businesses of $57.9 million during 2002, compared to $11.4 million in 2001, as well as higher engineering service revenues.

Our net loss for the year ended December 31, 2002 was $148.4 million, or ($1.41) per share, compared with a net loss of $96.2 million, or ($1.05) per share, during the same period in 2001. The higher loss during the year was primarily due to a loss of $65.4 million from the Acquired Businesses in 2002, compared to a loss of $31.6 million in 2001, as the acquisitions primarily occurred late in 2001. During 2002, we also incurred $27.5 million of business integration and restructuring costs, compared to $3.7 million in 2001, as most of these costs were incurred in 2002. The increased loss for 2002 arising from losses of the Acquired Businesses and business integration and restructuring costs was partly offset by the benefit of cost reduction initiatives in our Burnaby locations, the completion and deferral of certain development programs and the completion of certain joint development funding arrangements. Cash used by operations and capital expenditures for the year ended December 31, 2002, excluding acquisition and business integration and restructuring expenditures, was $118.5 million compared to $71.7 million during 2001 due primarily to the increased cash requirements of the Acquired Businesses in 2002 as compared to 2001.

SIGNIFICANT DEVELOPMENTS

Due to a prolonged deterioration in the fair value of our investment in QuestAir Technologies Inc. (“QuestAir”), effective December 31, 2003, we wrote down our investment in QuestAir to $6.4 million by taking a $5.3 million charge to earnings. During 2000, we entered into a joint development agreement with QuestAir that included our acquiring a 10% interest in the company, on a fully diluted basis, in exchange for $10.5 million in cash. In March 2001, we made an additional cash investment in QuestAir of $1.3 million. After dilution, our current interest in QuestAir is approximately 8.2%.

In June 2003, we completed the acquisition of Coleman Powermate, Inc.’s AirGenTM fuel cell generator net assets for $1.6 million in cash. The AirGenTM was launched in December 2002 for industrial use as an emergency backup power system utilizing our Nexa® fuel cell power module.

Based on our review in the second quarter of 2003 of MicroCoating Technologies, Inc.’s (“MCT”) financial condition and uncertainty concerning its ability to raise sufficient funding to continue operations, we determined that a permanent impairment in the value of our investment in MCT of $7.3 million had occurred and wrote off our entire investment. In May 2001, we acquired approximately 3% of the equity of MCT as part of a collaboration, license and supply agreement for a possible next generation catalyst application technology. We retain a non-exclusive license for MCT’s technology.

In May 2003, we completed the acquisition of FirstEnergy Corp.’s (“FirstEnergy”) (formerly GPU International, Inc.) interest in our stationary power subsidiary, Ballard Generation Systems Inc. (“BGS”), through the issuance of 1,366,063 of our common shares valued at $30.4 million. With the completion of this transaction, we now own 100% of BGS. FirstEnergy was a founding partner with us when BGS was created in 1996.

During the first quarter of 2003, we decided to phase out our internally funded fuel processing activities. The impact on operating expenses and business integration and restructuring expenses from the phase out of our fuel processing activities was not material. We are assessing and rationalizing our fuel processing intellectual property portfolio with a goal of maintaining only intellectual property that has strategic value. Going forward, we will continue our collaborations with several gas companies in Japan, through EBARA BALLARD, for the development of natural gas fuel processors for our 1 kW stationary combined heat and power fuel cell generators.

In December 2002, we announced a five-year plan (the “Corporate Restructuring”) that provided for a significant reduction in cash consumption, an organizational restructuring, an agreement in principal for development funding for our next generation transportation fuel cell engine and the further commitment of our Alliance partners, DaimlerChrysler and Ford. The Corporate Restructuring, which was completed in 2003, has increased our efficiency and is enabling us to focus on and accelerate the development of our core technologies, while at the same time reducing administrative overhead expense.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and an understanding of our results of operations. The application of these and other accounting policies are described in note 1 to the consolidated financial statements. Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition: We earn revenues under certain contracts to provide engineering and other services. These contracts provide for the payment for services based on our achieving defined milestones. Revenues are recognized under these contracts based on conservative assessments of progress achieved against these milestones. There is a risk that the customer may ultimately disagree with our assessment of the percentage of work completed. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period. During 2003 and 2002, there were no material adjustments to engineering service revenues relating to revenue recognized in a prior period.

Warranty Provision: Warranty is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, we estimate the likelihood that products sold will experience warranty claims. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

We review our warranty provisions quarterly and make adjustments based on the latest information available at the time. Adjustments to our warranty provision are recorded in cost of sales. As a result of these reviews during 2003 and 2002, our warranty provision and cost of product revenues were reduced by $11 million and $0.7 million, respectively, for the reasons described below under the heading “Cost of Product Revenues”. The majority of our warranty provision is for transportation-related product shipments.

Inventory Provision: In establishing the appropriate provision for inventory, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete. We perform regular reviews to assess the impact of technology and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of current inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required. During 2003 and 2002, inventory provisions of $3.6 million and $4.1 million, respectively, were recorded as a charge to cost of product revenues.

Investments: We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell product applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is not temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining if an impairment in the value of these investments that is not temporary has occurred. During 2003, we recorded a $7.3 million write-off of our investment in MCT and a $5.3 million write-down of our investment in QuestAir, as described above.

Intangible Assets and Goodwill: As a result of various acquisitions, we recorded a significant amount of intangible assets and goodwill on our balance sheet. In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over a period ranging from 5 to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. Should circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period.

There have been no impairments to the value of intangible assets or goodwill.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED

In 2003, we elected to early-adopt Section 3110 Asset Retirement Obligations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook. Legal obligations to retire tangible long-lived assets are recorded at their fair value at the time of acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to face value. The change in accounting policy has been applied retroactively. As a result, comparative periods have been restated and at December 31, 2002, property, plant and equipment increased $0.8 million and long-term liabilities increased $1.5 million. As a result of the adoption of Section 3110, our net loss for the year ended December 31, 2003 increased by $0.2 million, and by $0.7 million and $0.1 million in the years ending December 31, 2002 and 2001, respectively.

During the year ended December 31, 2003, we also early-adopted, on a prospective basis, the fair-value based method for recording employee and director stock option grants. Under Canadian GAAP, the fair-value based method of accounting for stock-based compensation will be required for all companies commencing January 1, 2004. The expensing of stock options resulted in an increase in the net loss for the year ended December 31, 2003 of $2.7 million or ($0.02) per share.

Beginning in December 2003, we adopted guidance contained in EIC-142 of the CICA Handbook, Revenue Arrangements with Multiple Deliverables. For contracts with multiple deliverables, we allocate revenue to each element of the contract based on objective evidence of the fair value of the element. EIC-142 is effective for financial periods commencing December 17, 2003.

During the year, EIC-141 Revenue Recognition and EIC-143 Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts were issued by the CICA and are effective for Ballard’s 2004 fiscal year. The EICs provide interpretive guidance for applying the standards in Section 3400 Revenue of the CICA Handbook. The new standards will not have an impact on Ballard as we account for revenues in accordance with U.S. GAAP standards, specifically SAB 101 Revenue Recognition in Financial Statements.

RESULTS OF OPERATIONS

Revenues for the year ended December 31, 2003 were $119.6 million, a $28.6 million or 31% increase from 2002. Higher product revenues from the Transportation market segment were the primary drivers for the increased revenues in 2003.

The following table provides a breakdown of our revenues for the reported periods:

Years ended December 31 (Expressed in thousands of U.S. dollars)	2003			2002			2001
	Product	Engineering Service and Other	Total	Product	Engineering Service and Other	Total	Product	Engineering Service and Other	Total

Transportation	$63,078	$39,738	$102,816	$39,484	$34,955	$74,439	$20,641	$4,154	$24,795
Power Generation	3,406	—	3,406	2,439	—	2,439	3,569	—	3,569
Material Products	13,344	—	13,344	14,059	—	14,059	7,840	—	7,840
	$79,828	$39,738	$119,566	$55,982	$34,955	$90,937	$32,050	$4,154	$36,204

Higher shipments of light-duty fuel cell modules and the delivery of the final heavy-duty bus engines and related product services for the European Fuel Cell Bus Project and three heavy-duty bus engines for the City of Perth, Western Australia announced in December were the primary reasons for the increase in Transportation product revenues for the year ended December 31, 2003. Higher engineering service revenue and light- and heavy-duty service revenues were also key contributors to the increase. We will continue to earn related product and service revenue during the two-year field trial periods of the bus projects.

Engineering service revenue primarily reflects the achievement of predefined light-duty fuel cell program development milestones for our customers, the related costs of which are included in research and development expenses. The changes in engineering service revenue as compared to the same periods in 2002 reflect the timing of milestone achievements under this program.

Power Generation revenues for 2003 increased by $1.0 million or 40% over the same period in 2002 due to shipments of our 1 kW stationary combined heat and power fuel cell generators for the Japanese residential market and from sales of our EcostarTM power converter.

Material Products revenues for the year ended December 31, 2003 decreased by $0.7 million or 5% as compared to the comparative period in 2002 due to lower customer automotive vehicle sales and a slight decline in sales of fuel cell-related and other products.

Revenues for the year ended December 31, 2002 were $90.9 million, an increase of $54.7 million or 151% as compared to 2001. The improved revenues for 2002 primarily reflect revenues from the Acquired Businesses of $57.9 million for 2002, compared to $11.4 million in 2001. Transportation revenues in 2002 were primarily from the sale of light- and heavy-duty PEM fuel cell engines and engineering service revenue, up $30.8 million from 2001. Power Generation sales declined during 2002 primarily due to lower sales of our 250 kW stationary generators, due to the wind-down of the field trial program, partly offset by a $3.0 million termination payment received related to a contract with an original equipment manufacturer to manufacture power electronics for a microturbine application. Sales of friction materials from our Material Products segment were higher in 2002 primarily because the business was not acquired until May 2001.

Cost of product revenues for the year ended December 31, 2003 were $76.1 million, an increase of $8.9 million or 13% from 2002. The higher cost of product revenues primarily reflects the increase in revenues discussed above. Partly offsetting the increase in the cost of product revenues were:

•                  Reductions in our accrued warranty provisions required for our 250 kW stationary generator field trial program, which was completed in 2003;

•                  Reductions in warranty provisions related to heavy-duty bus engines due to improved lifetime expectancy, cost savings related to lower spare module requirements, improved logistics associated with field support and lower production costs;

•                  Reversals of accrued warranty liabilities due to contractual expirations and cost reductions for our light-duty fuel cell modules; and

•                  Reductions in heavy-duty warranty provisions recorded in 2002 on firm orders to supply bus engines for European field trials.

Cost of product revenues for the year ended December 31, 2002 were $67.1 million, an increase from 2001 of $33.7 million or 101%. Cost of product revenues from the Acquired Businesses for 2002 were $41.4 million compared to $11.2 million in 2001 due to the timing of the purchases of the Acquired Businesses. Cost of product revenues were also higher during 2002 due to increased shipments of fuel cell modules for bus engines for European field trials and for light-duty applications. Also included in cost of product revenues for 2002 is a provision of $6.4 million related to estimated warranty liabilities from firm orders received to supply bus engines for European field trials in 2003. This was offset by the reversal of accrued warranty liabilities for our Mark 900 Series fuel cell modules due to contractual expirations, lower production costs for our Mark 900 Series fuel cell modules and the fact that the 2001 cost of product revenues included the manufacturing cost associated with our 250 kW stationary generator field trial program.

Research and product development expenses for the year ended December 31, 2003 were $103.9 million, a decrease of $10.2 million or 9% as compared to 2002. The decrease was achieved through cost reduction initiatives and restructuring activities, the wind-down of our 250 kW stationary generator field trial program, our heavy-duty bus engine development program and our fuel processing activities, and the deferral of certain programs, such as the 10 kW and 60 kW stationary fuel cell power generator programs. These decreases were partly offset by the effect of the strengthening Canadian dollar and Euro, relative to the U.S. dollar, on expenditures denominated in those currencies and the expensing of stock options resulting from the early adoption of the fair-value based method of accounting for stock-based compensation in 2003 (as described in note 1(s) to the consolidated financial statements). Included in research and product development expenses for the year ended December 31, 2003 were costs of $28.6 million related to our achievement of predefined program milestones for our customers for which we earned engineering service revenue. This compares to engineering service related expenditures of $27.4 million for 2002.

Research and product development expenses for the year ended December 31, 2002 were $114.0 million, an increase of $36.8 million or 48% as compared to 2001. The increase primarily reflects the research and product development expenses of $57.2 million in 2002 from the Acquired Businesses for development of light- and heavy-duty PEM fuel cell engines and subsystems, electric drive systems and power electronics, compared to $7.2 million of research and development expenditures from the Acquired Businesses in 2001. Excluding the expenses of the Acquired Businesses, research and product development expenses decreased by $13.5 million from 2001 due to the benefit of cost reduction initiatives in our Burnaby operations, the completion and deferral of certain development programs and the completion of certain joint development funding arrangements. Included in research and development for 2002 were costs of $27.4 million related to achieving predefined program milestones for our customers for which we earned engineering service revenue.

General and administrative expenses for the year ended December 31, 2003 were $17.7 million, a decrease of $4.9 million or 22% from 2002. The decrease reflects the benefit of cost reduction initiatives and restructuring activities to simplify and streamline the organization that were implemented in 2002. This was partly offset by the effect of the strengthening Canadian dollar and Euro, relative to the U.S. dollar, on expenditures denominated in those currencies, and the expensing of stock options resulting from the early adoption of the fair-value based method of accounting for stock-based compensation in 2003.

General and administrative expenses for the year ended December 31, 2002 were $22.6 million, an increase of $8.6 million or 61% over 2001. The increase primarily reflects the general and administrative expenses of the Acquired Businesses, which totalled $11.5 million in 2002 and $4.1 million in 2001. As well, general and administrative expenses (excluding the Acquired Businesses) increased slightly from the comparative periods in 2001 due to the recognition of non-cash share compensation expenses related to general and administrative activities as we prospectively adopted the accounting standard for stock-based compensation in 2002.

Marketing expenses for the year ended December 31, 2003 were $9.5 million, in line with marketing expenses in 2002. Decreases in marketing expenses as a result of cost reduction initiatives were more than offset by the effect of the strengthening Canadian dollar and Euro, relative to the U.S. dollar, on expenditures denominated in those currencies, and the expensing of stock options resulting from the early adoption of the fair-value based method of accounting for stock-based compensation in 2003.

Marketing expenses for the year ended December 31, 2002 were $9.4 million, representing a $6.0 million or 177% increase in marketing expenses compared to 2001. The increase primarily reflects the marketing expenses of the Acquired Businesses, which totaled $6.2 million in 2002 and $0.4 million in 2001. As well, marketing expenses (excluding the Acquired Businesses) increased slightly from the comparative periods in 2001 due to the recognition of non-cash share compensation expenses related to marketing activities as we prospectively adopted the accounting standard for stock-based compensation in 2002.

Depreciation and amortization was $46.4 million for the year ended December 31, 2003, an increase of $1.9 million or 4% compared to the same period in 2002. The increase reflects the amortization of intangible assets associated with our acquisition of the interests of ALSTOM Canada Inc. (“ALSTOM”) and FirstEnergy in our subsidiary, BGS, in December 2002 and May 2003, respectively, partly offset by lower depreciation from the write-down of property, plant and equipment associated with facility consolidations during 2002.

Depreciation and amortization was $44.5 million for the year ended December 31, 2002, an increase of $33.3 million or 299% as compared to 2001. The increase reflects the amortization of intangible assets and depreciation of the property, plant and equipment of the Acquired Businesses of $32.9 million in 2002 compared to $2.2 million in the prior year.

Investment and other income was $28.6 million for the year ended December 31, 2003, an increase of $12.3 million or 76% from the corresponding period in 2002. Investment and other income was $16.2 million for the year ended December 31, 2002, a decline of $8.3 million or 34% compared to 2001.

The following table provides a breakdown of our investment and other income and foreign exchange gains for the reported periods:

Years ended December 31 (Expressed in thousands of U.S. dollars)	2003	2002	2001

Investment and other income	$9,380	$10,450	$20,165
Foreign exchange gain	19,191	5,777	4,314
	$28,571	$16,227	$24,479

Year-over-year decreases in investment and other income in 2003 and 2002 were primarily due to lower interest rates and lower average cash balances.

Year-over-year increases in foreign exchange gains for 2003 and 2002 are primarily attributable to the effect of the changes in the value of the Euro and the Canadian dollar, relative to the U.S. dollar, on our Euro and Canadian dollar net monetary assets over the respective periods. While most of our revenue contracts are in U.S. dollars, our local expenditures in Canada and Germany are subject to the effect of exchange rate movements. We hold Canadian dollar and Euro denominated cash and short-term investments to reduce the foreign currency risk inherent in expenditures in these currencies.

Write-down of investments was $12.7 million for the year ended December 31, 2003 and represents write-downs in the carrying values of our investments in MCT and QuestAir, as discussed above.

Equity in loss of associated companies for the year ended December 31, 2003 was $2.1 million, in line with the loss for 2002.

Equity in loss of associated companies for the year ended December 31, 2002 was $2.3 million, a $21.2 million decrease relative to 2001. The decrease primarily reflects the change in accounting method for BPSAG and BPSC, which were previously recorded as equity investments, but following their acquisition by us are consolidated.

Minority interest for the year ended December 31, 2003 was $4.6 million, a decrease of $26.4 million or 85% from the corresponding period in 2002. The decrease is due to lower losses of our subsidiaries BPSAG and BGS due to restructuring activities and because we ceased recording the minority’s share of the losses in these companies during 2003. With our acquisition of FirstEnergy’s interest in BGS in May 2003, we now own 100% of BGS. As well, during the second quarter of 2003, the minority interest’s share of losses in BPSAG exceeded its investment in this company, and we now recognize 100% of the losses of BPSAG in our financial statements.

Minority interest for the year ended December 31, 2002 was $30.9 million compared to $8.0 million during 2001. The increase reflects the 49.9% minority interest portion of BPSAG’s losses, partly offset by a reduced minority interest in the losses of BGS. The latter is due to the reduction in the minority interest in BGS from 31.7% in December 2001 to 13.2% in December 2002 resulting from the acquisition by us of the interests of ALSTOM and EBARA Corporation (“EBARA”) in BGS in December of 2002 and 2001, respectively.

Business integration and restructuring costs for the year ended December 31, 2003 were $8.8 million compared to $27.5 million in 2002. These costs represent severance and other compensation payments, facility closure costs, asset write-downs and other expenditures associated with restructuring and integration activities. The 2003 costs were down significantly from 2002 due to the timing of when the expenses were incurred.

Business integration and restructuring costs were $27.5 million during 2002 and $3.7 million during 2001. All of the 2001 costs and $16.5 million of the 2002 costs related to expenditures for severance, the closure of facilities, asset write-downs and other expenditures associated primarily with realizing synergies from the acquisition of BPSAG and BPSC. The remaining $11.0 million of expenses in 2002 represent severance, facility closure costs and asset write-downs associated with the Corporate Restructuring.

License and royalty income was nil for the year ended December 31, 2003, $2.4 million in 2002 and $1.8 million in 2001. The license income in 2002 represents the conversion of a $2.4 million prepaid license fee to an unassociated company into a secured three-year debenture, which resulted in the reversal of the previously expensed license fee. The 2001 income is for the granting of manufacturing rights by BGS to EBARA BALLARD in exchange for an additional investment in EBARA BALLARD representing our proportionate share of financing by that company’s shareholders.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $327.1 million as at December 31, 2003, a decrease of $49.8 million from the end of 2002. The decrease was primarily driven by net losses (excluding non-cash items) of $52.4 million and capital expenditures of $5.7 million, partly offset by lower non-cash working capital requirements of $9.7 million. Cash, cash equivalents and short-term investments decreased by $44.4 million during 2002, driven by net losses (excluding non-cash items) of $110.6 million, capital expenditures of $20.3 million and higher non-cash working capital requirements of $16.5 million, partly offset by proceeds from the issuance of share capital of $101.2 million.

Cash used by operations for the year ended December 31, 2003 was $42.8 million compared to $127.0 million in 2002. The lower cash requirements for operations during 2003 were driven by reduced cash losses and lower non-cash working capital requirements.

For the year ended December 31, 2003, working capital requirements resulted in cash inflows of $9.7 million compared to cash outflows of $16.5 million in 2002. Working capital requirements for the year were driven primarily by improved collection of accounts receivable and an increase in accrued warranty liabilities resulting from shipments of light- and heavy-duty fuel cell modules and the effect of the stronger Euro and Canadian dollar, relative to the U.S. dollar, on warranty liabilities denominated in those currencies. The increase in accrued warranty liabilities was partly offset by a reduction in the warranty provision required for light-duty fuel cell modules and heavy-duty bus engines due to improved lifetime expectancy, cost savings related to lower spare module requirements, improved logistics associated with field support and lower production costs. Working capital was negatively affected by lower accounts payable and accrued liabilities, reflecting reduced expenses and the net payment of business integration and restructuring costs. Included in cash used by operations were payments for business integration and restructuring costs of $8.6 million and $28.9 million for the years ended December 31, 2003 and 2002, respectively.

During the year ended December 31, 2002, non-cash working capital requirements resulted in cash outflows of $16.5 million, driven primarily by a $10.8 million increase in accounts receivable due to higher revenues and a $16.6 million decline in accounts payable and accrued liabilities due to the net payment of $11.3 million for business integration and restructuring costs. These increases in non-cash working capital requirements were partly offset by an increase in accrued warranty liabilities primarily due to anticipated warranty expenditures on firm orders to supply bus engines for European field trials and increased deliveries of light-duty fuel cell modules.

Investing activities resulted in cash inflows of $82.1 million for the year ended December 31, 2003. This was driven primarily by a $90.6 million decrease in short-term investments as a result of relatively flat U.S. and Canadian yield curves which provided no incentive to invest in longer term instruments. This was partly offset by capital spending of $5.7 million, investments of $1.6 million in EBARA BALLARD and $0.4 million in Chrysalix Energy Limited Partnership, and the acquisition of other businesses of $1.9 million. The acquisition of other businesses consists of $1.7 million related to the acquisition of Coleman Powermate, Inc.’s AirGenTM fuel cell generator net assets and $0.2 million of acquisition costs related to the purchase of FirstEnergy’s interest in BGS. Capital spending was primarily for manufacturing equipment and lab and test equipment.

Investing activities resulted in cash inflows of $122.3 million for the year ended December 31, 2002, primarily due to decreases in short-term investments of $140.8 million, partly offset by capital spending of $20.3 million. The decrease in short-term investments resulted from changes in the duration of our investment portfolios to optimize investment returns. Capital spending was primarily for manufacturing equipment, lab and test equipment and for facility modifications related to the consolidation of locations.

Financing activities resulted in cash inflows of $1.5 million for the year ended December 31, 2003, which were primarily net proceeds from the issuance of share capital resulting from the exercise of employee stock options.

For the year ended December 31, 2002, financing activities resulted in a cash inflow of $101.2 million. The increase was driven primarily by the net proceeds from the issuance of share capital resulting from an equity financing of $95.1 million ($100.2 million before share issue costs) and $6.1 million from the exercise of employee stock options.

As at February 5, 2004, we had 118,187,877 common shares, one Class A share and one Class B share issued and outstanding. Also at that date, we had outstanding stock options to purchase 7,159,515 of our common shares.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2003, we had cash, cash equivalents and short-term investments totaling $327.1 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. These include research and product development for PEM fuel cell products, carbon fiber products, power electronics and electric drive systems, the purchase of equipment for our manufacturing and testing facilities, the further development of high-volume manufacturing processes and business systems, and the development of our product distribution and service capabilities. Our actual funding requirements will vary depending on a variety of factors, including the progress of our research and development efforts, our relationships with our strategic partners, our commercial sales, our working capital requirements, foreign exchange fluctuations and the results of our development and demonstration programs. In addition to our cash resources, we expect our funding requirements to be met through product and engineering service revenues as well as through the existing equity commitments of our Alliance partners.

Cash requirements for ongoing operations and capital expenditures in 2003 were $39.9 million. The improvement from our revised guidance of $55 million to $65 million reflects foreign exchange gains from the significant appreciation of the Canadian dollar and Euro against the U.S. dollar, lower working capital requirements, and higher engineering service and other revenues. Our cash restructuring costs were $8.6 million, slightly lower than our guidance of $9.0 million.

Our revenue for 2003 was $119.6 million compared to our revised guidance of between $100 million and $120 million. Higher product revenues and the timing of engineering service and other revenues from the transportation market drove our revenue performance.

In December 2003, we completed an agreement with DaimlerChrysler and Ford that requires them, at our request, to make an equity investment in Ballard of a total of CDN$55 million, comprising CDN$30 million by DaimlerChrysler and CDN$25 million by Ford. This agreement formalizes an earlier agreement in principle entered into at the time of our equity offering in December 2002 which waived the requirement of DaimlerChrysler and Ford to participate in the offering.

Given the evolving nature of our current business and the rapidly changing technical and economic environment affecting the fuel cell industry, we have concluded that we will not provide specific forward-looking financial guidance. We will continue to provide investors with perspective on our value drivers, our strategic initiatives and other factors critical to understanding our business and operating environment. We will do this by continuing to provide qualitative directional guidance along with annual goals that represent important milestones to achieve in the commercialization of our fuel cell technology.

As we have completed a majority of the engineering development work on our current automotive fuel cell program and as engineering service revenues for the next generation light-duty fuel cell program are not expected until after 2004, we expect engineering service and total revenue to be lower in 2004 compared to 2003. With lower engineering service revenues and an expectation that the significant foreign exchange gains realized in 2003 will not be repeated, our overall cash consumption from operations in 2004 is expected to be higher than in 2003.

We believe that our cash, cash equivalents and short-term investments together with funding commitments from our Alliance partners are sufficient to meet planned growth and development activities for at least the next several years.

As at December 31, 2003, we had the following contractual obligations and commercial commitments:

Payments due by period (Expressed in thousands of U.S. dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Contractual Obligations
Operating leases	$28,794	$4,537	$5,291	$2,581	$16,385
Purchase obligations(1)	5,880	3,153	2,150	577	—
Asset retirement obligations	6,655	161	53	26	6,415
Total contractual obligations	$41,329	$7,851	$7,494	$3,184	$22,800

(1) Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding on us and which specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the appropriate timing of the transaction.

We also had obligations to purchase $0.7 million of capital assets. Capital expenditures pertain to our regular operations and will be funded through operating cash flows and cash on hand.

We also have obligations to maintain service inventory of $0.5 million in 2003 and $0.6 million in 2004 to support the European Fuel Cell Bus Project. This inventory was acquired during 2003.

In addition to these purchase obligations, we have issued a letter of credit for $1.1 million, expiring December 2004, related to a lease agreement for premises.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries affiliates, and our equity accounted investees. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices. Related parties include DaimlerChrysler, Ford, ALSTOM BALLARD and EBARA BALLARD. We earn revenues from related parties from the sale of product and from engineering service revenues. We also purchase supplies and services from related parties, which are used in the production of our fuel cell and related products. We provide funding to related parties for the purposes of conducting research and development on our behalf and have in the past paid fees for certain administrative services. We have also purchased intellectual property and obtained licenses from related parties.

Related party transactions for the periods indicated are as follows:

(Expressed in thousands of U.S. dollars)	2003	2002	2001

Transactions during the year with related parties:
Revenues from fuel cells, engineering services and related equipment	$78,322	$49,562	$13,355
Purchases	1,800	1,553	5,498
Contract research and development expenditures	1,227	1,029	3,291

We acquired intellectual property of $2.4 million in each of 2003 and 2002 from DaimlerChrysler in exchange for our common shares.

In 2001, BGS issued additional shares to FirstEnergy and ALSTOM. The sale of the shares was accounted for as a reduction in, and effective disposition of, a portion of our investment in BGS and resulted in a gain for accounting purposes in 2001 of $1.0 million. This gain is included in the gain on issuance of shares by subsidiary.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

	Three months ended (Restated (note 1))
(Expressed in thousands of U.S. dollars, except per share amounts)	Dec 31	Sep 30	Jun 30	Mar 31

Year ended December 31, 2003
Revenue	$29,153	$28,166	$29,149	$33,098
Net loss	$(38,829)	$(31,112)	$(32,590)	$(22,561)
Net loss per share	$(0.33)	$(0.26)	$(0.28)	$(0.19)
Weighted average common shares outstanding (000s)	118,186	118,109	117,484	115,945

Year ended December 31, 2002
Revenue	$29,292	$28,035	$21,498	$12,112
Net loss	$(35,521)	$(40,364)	$(21,644)	$(50,888)
Net loss per share	$(0.34)	$(0.38)	$(0.21)	$(0.48)
Weighted average common shares outstanding (000s)	105,882	105,344	105,286	105,024

Three Months Ended December 31, 2003 and 2002: Our net loss for the quarter ended December 31, 2003 was $38.8 million or $(0.33) per common share, a $3.3 million or 9% increase from 2002. The higher loss for 2003 primarily results from $9.5 million of lower minority interest, a $5.3 million write-down of investments, $2.9 million less in engineering service revenues and a gain of $2.4 million during 2002 for license and royalty income representing the gain on conversion of a prepaid license fee to an unassociated company into a secured three-year debenture. This was partly offset by a $9.3 million decline in business integration and restructuring costs, and a $7.7 million improvement in product gross margins. The improvement in gross margin for the three months ended December 31, 2003 as compared to the same period in 2002 was primarily due to a $6.4 million provision in the 2002 period related to estimated warranty liabilities from firm orders received to supply bus engines for European field trials and light-duty applications.

Summary of Quarterly Results: The timing of product deliveries, the timing of the completion of engineering milestones and foreign exchange gains and losses are significant factors that influence variations in our quarterly net losses. Foreign exchange gains were particularly significant in the first and second quarters of 2003 and the second quarter of 2002 when they were $7.9 million, $8.3 million and $13.4 million, respectively. Variations in engineering service and other revenues reflect the timing of customer milestone achievements. Higher engineering service and other revenues were also a significant factor in reducing net losses in the first quarter of 2003 and the third and fourth quarters of 2002. Lower engineering service and other revenues were a contributing factor to the higher loss in the first quarter of 2002 and reflect the early stage of the program at that time. During 2003, quarterly operating expenditures decreased significantly, primarily due to the benefits of the Corporate Restructuring. There are no significant seasonal variations in our quarterly results.

RISKS & UNCERTAINTIES

The development and commercialization plans for Ballard’s products presented in this Annual Report and Management’s Discussion & Analysis are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to a number of risks and uncertainties including those detailed below.

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost, durability and performance required in a commercial product. To be commercially useful, certain of our products must be integrated into products manufactured by original equipment manufacturers. There is no guarantee that original equipment manufacturers will provide products that use our products as components. There is also a risk that mass markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated. We are pursuing a flexible sales approach with key customers and prospects that might include, in addition to the sale of fuel cell stacks and systems, in the context of a long-term strategic relationship, the sale of fuel cell components and the licensing of our technology. Although the purpose of this approach is to further the development of our technology, build recurring revenues, create additional distribution channels and reduce costs by increasing volumes, which will help us to further develop the operating disciplines required to manufacture and sell commercial products, there is no guarantee that any of these benefits will occur.

As described under “Business Overview”, we are currently in discussions to explore strategies to further optimize the structure of our Alliance.

There is no guarantee that we will successfully negotiate an agreement with DaimlerChrysler and Ford related to any of the specific actions noted above. If we cannot agree on the specific terms for the next generation fuel cell engine development program, then it is possible that DaimlerChrysler and Ford may not provide any funding for this program, which could have a material adverse affect on our results of operations and impact our ability to execute our business plan. If we do not receive funding for developing the next generation fuel cell engine from our Alliance partners, then we may have to narrow the scope of our development activities, which may impact our commercialization timelines.

We seek to mitigate this risk by securing funding commitments from a variety of sources and through adjustments to our business plans and budget, by maintaining a substantial cash reserve, by being financially conservative in our expenditures and by maintaining good communications with investors and investment bankers to assist us, should we need to access the public equity markets. We are also developing a more flexible approach with key customers and prospects that might include the sale of fuel cell components and the possible licensing of our technology in the context of a long-term strategic relationship. This approach may further our technology, build recurring revenues, create additional distribution channels and reduce costs by increasing volumes, which will help us to further develop the operating disciplines required to manufacture and sell commercial products.

The demonstration programs in power generation, transportation and other PEM fuel cell applications required for development and testing of our products in actual field operations entail significant risks. These risks include problems or delays in demonstrations due to technical difficulties, inability to meet design performance goals, including power output, life and reliability and, for transportation applications, the risk of motor vehicle accidents. In addition, there is an increased risk of intellectual property or product liability litigation. We mitigate these risks to the extent possible through detailed project management, formal design reviews, reviews by external experts, contingency plans which anticipate likely problems, safety reviews, training and testing programs related to the operation and maintenance of fuel cells for power generation, fuel cell engines for transportation, electric drives and power electronics, and by carrying appropriate liability insurance. However, there can be no assurance that the demonstrations will be successful in meeting our product development, market development and commercialization objectives.

PEM fuel cell vehicles utilize hydrogen as a fuel, rather than gasoline. While hydrogen can be extracted from gasoline, its use as a fuel for PEM fuel cell vehicles requires the development of reforming technologies. The construction of an infrastructure system to deliver hydrogen, or a suitable fuel containing hydrogen, requires significant investment by third parties. There is no guarantee that an adequate fuel distribution infrastructure will be built. Also, the fuel delivered through such distribution infrastructure may have a higher price than consumers are willing to pay due to the cost of delivery and the fuel itself. The inability of consumers to obtain convenient and affordable fuel could inhibit the development of a mass market for vehicles powered by PEM fuel cells. Advances in technology or vehicle design must occur before sufficient quantities of hydrogen can be affordably stored in vehicles to compete against the internal combustion engine-powered vehicle. We are focusing our development activities on hydrogen-based systems in response to our customers’ needs. The California Fuel Cell Partnership, a collaboration of automotive manufacturers, energy companies, fuel cell technology companies and government agencies, of which we are a member, is working to successfully demonstrate fuel cell technology, create public awareness and solve common issues, including fuel infrastructure, along the path to commercialization of fuel cell vehicles.

Within Europe, the United States, Canada, Japan and China, there are a number of competitors actively engaged in the development of PEM fuel cell products, carbon fiber products, electric drives and power electronics. Each of these competitors has the potential to capture or retain significant market share in various markets. Many of these companies are very large in comparison to Ballard and have extensive manufacturing, marketing and sales capabilities and cash resources. We seek to maintain our technology lead through our intellectual property position, which we believe provides us with significant competitive advantages, and by continuing to invest in technology development. However, there can be no assurance that our present or future issued patents will protect our technological leadership or that our patent portfolio will continue to grow at the same rate as it has in the past. Our patents that have been obtained or applied for will expire between 2009 and 2023. We also rely upon know-how and trade secrets to maintain our technology lead. However, there is no assurance that this information can be completely protected.

In addition to the competition faced from other fuel cell manufacturers, Ballard® fuel cell products must also compete with alternative power products such as advanced batteries and ICE/battery hybrids, new alternative power technologies, including other types of fuel cells, current power technologies and improvements to current power technologies such as clean diesel. Some of these competing technologies have already gained a degree of commercial acceptance. Our commercialization plan seeks to mitigate this competition by focusing on fuel cell products where a competitive advantage exists and by focusing on large power generation and transportation markets where a level of demand already exists for our products. Additionally, we are developing a more flexible sales approach with key customers and prospects that might include, in addition to the sale of fuel cell stacks and systems, in the context of a long-term strategic relationship, the sale of fuel cell components and the licensing of our technology to build revenues and fund the further development of our fuel cell technology. However, we cannot guarantee that these plans and strategies will result in the benefits we expect.

One of the markets we are currently focusing on is backup power generation for the uninterruptible power supply (“UPS”) and the telecommunications power markets. This market is being driven by the need for a more reliable form of backup power, the need for extended run capability and the environmental benefits of power generation solutions for long-duration backup have involved UPS systems with large battery banks or large diesel generators. Ballard® fuel cell power generation products create high-quality, reliable power and offer the security of standby, emergency or uninterruptible power where it is needed most. Our power generation products offer clean energy alternatives to incumbent technologies such as batteries and central electric power plants. Despite the many environmental and operational limitations of traditional power generation solutions, there is a risk that these solutions may advance in terms of minimizing their impact on the environment and through operational improvements. We seek to manage this risk of competition from providers of traditional backup power through the integration of our fuel cells into existing UPS platforms, expanding distribution channels and maintaining a world-class service support network for our power generation products, and by focusing on fuel cell products where a clear competitive advantage and/or where a high value proposition over conventional power sources exists for business critical applications.

With respect to Ballard’s participation in the transportation markets, government policy developed to support public policy goals that include energy security, environmental degradation such as greenhouse gases and local air pollution, and industrial development, is an important factor in driving demand for Ballard® fuel cells in the transportation market. Unfavorable decisions related to environmental policies could have an adverse effect on our outlook and result in delays in the introduction of our products.

We mitigate, to the extent possible, the effects of changes in government regulations by developing products for diverse uses and diverse geographic locations, such as the European Fuel Cell Bus Project, an ongoing demonstration of 30 fuel cell buses powered with Ballard® fuel cells in 10 European cities. Buses powered with Ballard® heavy-duty fuel cell engines will also be demonstrated in California and Perth, Western Australia beginning in 2004. We also maintain relations with relevant government agencies to ensure that they have the appropriate information about fuel cell commercialization progress and timelines.

We are also subject to normal operating risks such as credit risks and foreign currency risks. Our credit risks are not material as our customers are mainly large corporations and governments. Foreign currency sales and purchases are made mainly in Euros and Canadian dollars. We hold Euro and Canadian dollar denominated cash and short-term investments to reduce the foreign exchange risk inherent in expenditures in these currencies. In addition, where we have planned foreign currency expenditures or large foreign currency purchase commitments which exceed our Euro or Canadian dollar cash balances, we may enter into forward contracts to reduce our exposure. This approach reduces our exposure to foreign exchange fluctuation risk, however, material foreign currency fluctuations could have a significant impact on the operating expenditures and revenues assumed in our plans.

Additional information relating to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

[GRAPHIC]

Power to Change the World®

FINANCIAL STATEMENTS

MANAGEMENT’S REPORT

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with Canadian generally accepted accounting principles. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

In support of its responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of three directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors and reviews and approves all financial disclosure contained in our public documents.

The external auditors, KPMG LLP, conduct an independent examination in accordance with Canadian generally accepted auditing standards, and express their opinion on the financial statements. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“Dennis Campbell”	“David Smith”

DENNIS CAMPBELL	DAVID SMITH
President and Chief Executive Officer	Chief Financial Officer
February 5, 2004	February 5, 2004

AUDITORS’ REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of Ballard Power Systems Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and accumulated deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

“KPMG LLP”

CHARTERED ACCOUNTANTS

Vancouver BC Canada

February 5, 2004

CONSOLIDATED BALANCE SHEETS

December 31 (Expressed in thousands of U.S. dollars)	2003	(restated-note 1(p)) 2002

ASSETS

Current assets:
Cash and cash equivalents	$278,099	$237,233
Short-term investments	49,013	139,637
Accounts receivable (notes 4 and 15)	22,648	28,123
Inventories (note 5)	26,284	26,134
Prepaid expenses and other current assets	2,420	2,219
	378,464	433,346
Property, plant and equipment (note 6)	85,685	98,720
Intangible assets (note 7)	133,362	156,024
Goodwill (note 2)	220,308	200,639
Investments (note 8)	13,841	26,546
Other long-term assets	3,175	3,349
	$834,835	$918,624
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities (notes 9 and 15)	$42,946	$46,749
Deferred revenue	3,890	4,492
Accrued warranty liabilities	32,936	25,637
	79,772	76,878
Long-term liabilities (note 10)	13,360	12,894
Minority interest	—	4,726
	93,132	94,498
Shareholders’ equity:
Share capital (note 12)	1,227,079	1,187,127
Contributed surplus (notes 12(c) and (i))	2,717	—
Accumulated deficit	(487,857)	(362,765)
Cumulative translation adjustment	(236)	(236)
	741,703	824,126
	$834,835	$918,624

Commitments, guarantees and contingencies (notes 12(j) and 13)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Douglas Whitehead”	“Ian Bourne”

Director	Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

Years ended December 31 (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)	2003	(restated-note 1(p)) 2002	(restated-note 1(p)) 2001
Revenues:
Product revenues	$79,828	$55,982	$32,050
Engineering service and other revenue	39,738	34,955	4,154
Total revenues	119,566	90,937	36,204

Cost of revenues and expenses:
Cost of product revenues	76,063	67,114	33,415
Research and product development	103,863	114,022	77,197
General and administrative	17,711	22,613	14,005
Marketing	9,454	9,407	3,391
Depreciation and amortization	46,408	44,486	11,163
Capital taxes	—	244	444
Total cost of revenues and expenses	253,499	257,886	139,615
Loss before undernoted	(133,933)	(166,949)	(103,411)

Investment and other income	28,571	16,227	24,479
Write-down of investments	(12,654)	—	—
Equity in loss of associated companies	(2,067)	(2,298)	(23,541)
Minority interest	4,578	30,944	8,002
Business integration and restructuring costs (note 3)	(8,838)	(27,532)	(3,700)
Gain on issuance of shares by subsidiary (note 15)	—	—	997
License and royalty income	—	2,383	1,797
Loss before income taxes	(124,343)	(147,225)	(95,377)
Income taxes (note 14)	749	1,192	858
Net loss for period	(125,092)	(148,417)	(96,235)

Accumulated deficit, beginning of period	(362,765)	(214,348)	(118,113)
Accumulated deficit, end of period	$(487,857)	$(362,765)	$(214,348)
Basic and diluted loss per share	$(1.07)	$(1.41)	$(1.05)
Weighted average number of common shares outstanding	117,438,962	105,386,420	91,382,814

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31 (Expressed in thousands of U.S. dollars)	2003	(restated-note 1(p)) 2002	(restated-note 1(p)) 2001
CASH PROVIDED BY (USED FOR):

Operating activities:
Net loss for period	$(125,092)	$(148,417)	$(96,235)
Items not affecting cash:
Gain on issuance of shares by subsidiary	—	—	(997)
License and royalty income	—	(2,383)	(1,797)
Compensatory shares	7,837	6,881	—
Depreciation and amortization	54,421	50,689	14,662
Loss on sale and write-downs of property, plant and equipment	620	11,658	—
Write-down of investments	12,654	—	—
Equity in loss of associated companies	2,067	2,298	23,541
Minority interest	(4,578)	(30,944)	(8,002)
Other	(375)	(334)	(144)
	(52,446)	(110,552)	(68,972)
Changes in non-cash working capital:
Accounts receivable	5,475	(10,811)	10,787
Inventories	833	1,912	(3,884)
Prepaid expenses and other current assets	(201)	(1,346)	160
Accounts payable and accrued liabilities	(3,124)	(16,615)	5,714
Deferred revenue	(602)	2,548	1,122
Accrued warranty liabilities	7,299	7,819	235
	9,680	(16,493)	14,134
Cash used by operations	(42,766)	(127,045)	(54,838)

Investing activities:
Net decrease in short-term investments	90,624	140,838	21,512
Additions to property, plant and equipment	(5,714)	(20,340)	(18,329)
Additions to intangible assets	(557)	—	—
Proceeds on sale of manufacturing rights	—	—	3,362
Proceeds on sale of property, plant and equipment	418	1,085	722
Proceeds on sale of intangible assets	479	—	—
Investments	(2,016)	(2,603)	(14,444)
Acquisition of other businesses (note 2)	(1,879)	(343)	(27,714)
Other long-term assets	(53)	243	(142)
Long-term liabilities	846	3,462	(60)
	82,148	122,342	(35,093)
Financing activities:
Net proceeds on issuance of share capital	1,519	101,239	47,331
Proceeds on issuance of shares by subsidiary	—	—	2,352
Other	(35)	(77)	(77)
	1,484	101,162	49,606
Foreign exchange loss on cash and cash equivalents denominated in foreign currency	—	—	(195)
Increase (decrease) in cash and cash equivalents	40,866	96,459	(40,520)
Cash and cash equivalents, beginning of year	237,233	140,774	181,294
Cash and cash equivalents, end of year	$278,099	$237,233	$140,774

Supplemental disclosure of cash flow information (note 16)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2003, 2002 and 2001

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Description of business: The principal business of Ballard Power Systems Inc. (the “Corporation”) is the development and commercialization of proton exchange membrane (“PEM”) fuel cells, fuel cell engines, subsystems and components, electric drives and power electronics products and carbon fiber products. The Corporation’s principal customers are original equipment manufacturers, power generation distributors and government agencies.

(b) Use of estimates: The preparation of consolidated financial statements requires the Corporation’s management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and notes thereto. Significant areas requiring management to make estimates include inventory valuation, product warranty obligations, investment valuation, revenue recognition and recoverability of intangibles and goodwill. Actual results could differ from those estimates.

(c) Basis of presentation: The consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Material measurement differences to United States GAAP are disclosed in note 18. The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

Percentage ownership	2003	2002	2001
Ballard Advanced Materials Corporation	77.5	77.5	77.5
Ballard Capital Inc.	—	100.0	100.0
Ballard Generation Systems Inc. (note 2)	100.0	86.8	68.3
Ballard Material Products Inc. (note 2)	100.0	100.0	100.0
Ballard Power Corporation	100.0	100.0	100.0
Ballard Power Systems AG (note 2)	50.1	50.1	50.1
Ballard Power Systems Corporation (note 2)	100.0	100.0	100.0

All significant intercompany balances and transactions have been eliminated.

(d) Cash and cash equivalents: Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less. Interest earned and any market value losses are recognized immediately in the statement of operations.

(e) Income taxes: The Corporation follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if realization is not considered to be “more likely than not,” a valuation allowance is provided.

(f) Investments: Short-term investments, all of which are categorized as available-for-sale, are carried at the lower of cost and quoted market value.

Investments in shares of companies over which the Corporation has the ability to exercise significant influence are accounted for by the equity method. Investments in companies where significant influence does not exist are carried at cost.

(g) Inventories: Inventories are recorded at the lower of cost and net realizable value. Costs of materials are determined on an average per unit basis. The cost of work-in-progress and finished goods inventories include materials, labor and production overhead.

(h) Property, plant and equipment: Property, plant and equipment are initially recorded at cost and are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	30 to 39 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	The shorter of initial term of the respective lease and estimated useful life
Production and test equipment	5 to 10 years

(i) Intangible assets: Fuel cell technology, system and subsystem technology, in-process research and development and trade names acquired from third parties by the Corporation are recorded at cost and amortized using the straight-line method over their estimated useful lives of 5 to 15 years.

(j) Goodwill: The excess of the purchase price of businesses acquired over the fair values assigned to identifiable assets acquired and liabilities assumed is recognized as goodwill in the Corporation’s consolidated financial statements.

Goodwill is no longer subject to amortization but tested for impairment on an annual basis and the excess of the carrying value amount over the fair value of goodwill is charged to earnings. At year end, the Corporation tested for goodwill impairment in each of the reporting units using a discounted cash flow and cost methodology and determined that there was no impairment of goodwill.

For the year ended December 31, 2001, the Corporation recorded $58,000 of goodwill amortization.

(k) Revenue recognition: Revenue from long-term fixed price service contracts is determined under the percentage-of-completion method where revenues are recognized on a pro-rata basis in relation to contract costs incurred. Unbilled revenues (included in accounts receivable) represent revenues earned in excess of amounts billed on uncompleted contracts. Deferred revenue represents amounts billed to, or cash received from, customers in excess of revenue recognized on uncompleted contracts. Revenue from products is recognized at the time of shipment. Revenue from engineering services is recognized as services are rendered and predefined milestones are achieved.

Beginning December 2003, the Corporation adopted the guidance of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, as outlined in EIC-142 Revenue Arrangements with Multiple Deliverables. For contracts with multiple deliverables, the Corporation allocates revenue to each element of the contract based on objective evidence of the fair value of the element.

(l) Government assistance and investment tax credits: Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets or credited in the statement of operations as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

(m) Research and product development expenditures: Research and product development costs are expensed as they are incurred in accordance with specific criteria as set out under Canadian GAAP.

(n) Patents and license agreements: Costs incurred in establishing and acquiring patents and license agreements are expensed in the period incurred or acquired.

(o) Accrued warranty liabilities: At the time of revenue recognition, the Corporation provides for future warranty costs on products sold based on management’s best estimates of such costs, taking into account past experience and the nature of the contracts.

(p) Asset retirement obligations: The Corporation elected to early-adopt Section 3110 Asset Retirement Obligations of the CICA Handbook. Legal obligations to retire tangible long-lived assets are recorded at fair value at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to face value.

As at December 31, 2003, $153,000 was recorded in accounts payable, $1,542,000 was recorded in long-term liabilities and $840,000 was recorded in property, plant and equipment. Net loss for the year ended December 31, 2003 increased by $190,000.

The change in accounting policy has been applied retroactively. As a result, comparative periods have been restated and at December 31, 2002 property plant and equipment increased $821,000 and long-term liabilities increased $1,486,000. For the years ending December 31, 2002 and 2001, net loss increased $686,000 and $74,000, respectively, and accumulated deficit at December 31, 2000 decreased $95,000.

(q) Employee future benefit plans:  The Corporation has two defined benefit pension plans covering employees in the United States and Germany. In addition, the Corporation provides other retirement benefits for certain employees in the United States. The benefits are based on years of service and the employee’s compensation level. The Corporation accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected rate of return of plan assets, those assets have been valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

(r) Translation of foreign currencies: The measurement currency of the Corporation is the U.S. dollar. Transactions in foreign currencies are translated at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the measurement currency are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings.

For self-sustaining foreign operations, where the U.S. dollar is not the primary currency for measurement, the current rate method is used. As a result, assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date, and revenues and expenses are translated at average rates for the period. Unrealized translation gains and losses resulting from this translation are accumulated in a separate component of shareholders’ equity described as cumulative translation adjustment.

(s) Share-based compensation plans: Effective January 1, 2003, the Corporation adopted the fair-value based method of accounting for stock-based compensation, on a prospective basis, for all awards of shares and stock options granted on or after January 1, 2003 as outlined in Section 3870 Stock-based Compensation and Other Stock-based Payments of the CICA Handbook. The resulting compensation expense is charged to net income over the vesting period except for awards to non-employees whereby the compensation expense is recognized when the goods or services are received. Prior to January 1, 2003, options granted to employees and directors were accounted for using the intrinsic value method of accounting for stock-based compensation. Accordingly, no compensation expense was recognized for such grants of options to employees and directors as the exercise price was equal to the market price of the stock on the date of grant.

Under the new accounting standard, the Corporation’s share distribution plan is deemed to be compensatory.

The Corporation issues shares and share options under its share-based compensation plans as described in note 12. Any consideration paid by employees on exercise of share options or purchase of shares is credited to share capital.

(t) Loss per share: Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share under Canadian GAAP is calculated using the treasury stock method which is consistent with the calculation under U.S. GAAP for diluted loss per share.

(u) Comparative figures: Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

2. BUSINESS ACQUISITIONS

(a) Acquisition of XCELLSIS AG and Ecostar Electric Drive Systems L.L.C.: On November 30, 2001, the Corporation increased its ownership of XCELLSIS AG (subsequently renamed Ballard Power Systems AG (“BPSAG”)) to 50.1% from 26.7% and its ownership of Ecostar Electric Drive Systems L.L.C. (subsequently renamed Ballard Power Systems Corporation (“BPSC”)) to 100% from 20.9%. The Corporation’s additional interests in these companies were acquired from its Vehicular Alliance partners DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”) in exchange for shares. BPSAG is primarily engaged in the development, production and sale of PEM fuel cell engines and subsystems for transportation purposes. BPSC is primarily engaged in the development, production and sale of electric drives for use in vehicles and power electronics products.

The aggregate purchase price was $252,316,000 ($83,420,000 for BPSAG and $168,896,000 for BPSC) which includes the issuance of 10,790,311 shares valued at $235,237,000 and payments totaling $17,079,000 for acquisition costs. The value of each common share issued was $21.80, which is based on the average quoted market price of the Corporation’s common shares around the announcement date of the acquisition, being October 2, 2001.

Included in the liabilities assumed on the acquisition of BPSAG was $4,260,000 of severance and lease termination costs relating to certain employees of BPSAG and the closure of certain buildings used by a former subsidiary of BPSAG. The termination and closure plan was substantially completed during 2002. As at December 31, 2003, $3,278,000 (2002 - $3,008,000) has been paid against the liability recorded on acquisition.

The acquisition of BPSAG and BPSC has been accounted for under the purchase method with the Corporation identified as acquirer. Accordingly, the results of operations of BPSAG and BPSC have been consolidated from the date of acquisition.

In order to complete the acquisition of BPSAG in an efficient manner under German tax law, the Corporation and DaimlerChrysler entered into a forward sale agreement, whereby the Corporation will acquire the remaining 49.9% interest in BPSAG on or before November 15, 2004 in exchange for 7,613,212 shares, such that the Corporation ultimately will own 100% of BPSAG.

The costs of acquisition were allocated to the acquired assets and assumed liabilities as follows:

	BPSAG	BPSC	Total
Current assets	$17,092	$9,356	$26,448
Property, plant and equipment	25,446	15,156	40,602
Intangible assets	56,748	78,177	134,925
Goodwill	66,224	103,410	169,634
	165,510	206,099	371,609
Current liabilities	(28,417)	(6,122)	(34,539)
Other liabilities	(2,173)	(1,611)	(3,784)
Minority interest	(33,273)	—	(33,273)
	101,647	198,366	300,013
Less: the Corporation’s existing equity investment	(18,227)	(29,470)	(47,697)
Purchase price	$83,420	$168,896	$252,316

The goodwill purchased is not deductible for tax purposes.

Acquired intangible assets were comprised of:

	BPSAG	BPSC	Total
System and subsystem technology	$52,237	$70,181	$122,418
In-process research and development	3,776	7,500	11,276
Trade names	735	496	1,231
	$56,748	$78,177	$134,925

On November 30, 2001, as part of this transaction, DaimlerChrysler and Ford purchased, through a private placement, 1,103,549 common shares of the Corporation for $18,837,000 and 919,624 common shares of the Corporation for $15,698,000, respectively, for a total investment of $34,535,000.

On December 31, 2001, the Corporation acquired the remaining 49.9% of two subsidiaries of BPSAG. The amount of goodwill resulting from this transaction was $2,663,000 and is not deductible for tax purposes.

(b) Acquisition of Ballard Generation Systems Inc. (“BGS”):

(i) On May 2, 2003, the Corporation completed the purchase of FirstEnergy Corp.’s (“FirstEnergy”) (formerly GPU International, Inc.) 13.2% interest in BGS. The purchase price was $30,586,000, including $30,386,000 funded through the issuance of 1,366,063 common shares of the Corporation and $200,000 of transaction costs. The value of each common share issued of $22.24 was based on the average quoted market price of the Corporation’s common shares around the announcement date of the acquisition, being August 23, 2001. The acquisition of the minority interest has been accounted for by the purchase method effective May 2, 2003, the date of closing. Of the purchase price, $13,088,000 has been allocated to intangible assets and $17,350,000 has been allocated to goodwill. Upon completion of the transaction, the Corporation owned 100% of BGS.

(ii) On December 18, 2002, the Corporation purchased all BGS shares owned by ALSTOM Canada Inc. (“ALSTOM”) representing 18.2% of BGS’s outstanding shares. The purchase price was $30,453,000, including $30,110,000 funded through the issuance of 2,500,000 common shares of the Corporation and $343,000 of transaction costs. The value of each common share issued of $12.04 is based on the average quoted market price of the Corporation’s common shares around the announcement date of the acquisition, being December 18, 2002. The acquisition of the minority interest has been accounted for by the purchase method. Based on a preliminary allocation, in December 2002, $1,050,000 of the purchase price was allocated to net tangible assets, $14,996,000 was allocated to intangible assets and $14,407,000 was allocated to goodwill.

During 2003, the Corporation finalized its allocation of purchase price to intangible assets and goodwill.  The value of intangible assets was decreased by $2,319,000 for a final value of $12,677,000 and goodwill was increased by $2,319,000 for a final value of $16,726,000.

(iii) On December 12, 2001, the Corporation purchased all BGS shares owned by EBARA Corporation (“EBARA”) representing 10.6% of BGS’s outstanding shares. The purchase price was $25,787,000, including $25,740,000 funded through the issuance of 1,233,566 common shares of the Corporation and $47,000 of transaction costs. The value of each common share issued of $20.87 is based on the average quoted market price of the Corporation’s common shares around the announcement date of the acquisition, being October 1, 2001. The acquisition of the minority interest has been accounted for by the purchase method effective December 12, 2001, the date the purchase closed. Of the purchase price, $1,501,000 has been allocated to net tangible assets, $12,274,000 has been allocated to intangible assets and $12,012,000 has been allocated to goodwill.

(c) Acquisition of Ballard Material Products, Inc. (“BMP”): On May 25, 2001, the Corporation purchased the carbon products business unit of Textron Systems Inc. for cash of $13,507,000, plus acquisition costs of $924,000. The purchase price allocation was assigned to the specific assets acquired and liabilities assumed. Goodwill acquired is not deductible for tax purposes.

The acquisition of BMP was accounted for using the purchase method of accounting and the results of operations have been included in the financial statements since the acquisition date.

The costs of acquisition were allocated to the acquired assets as follows:

Current assets	$4,770
Property, plant and equipment	7,752
Intangible assets	957
Goodwill	1,874
Other assets	304
15,657
Current liabilities	(718)
Other liabilities	(508)
(1,226)
Purchase price	$14,431

(d) Acquisition of AirGenTM Assets: On June 5, 2003, the Corporation purchased Coleman Powermate, Inc.’s AirGenTM fuel cell generator net assets for cash of $1,573,000, plus acquisition costs of $106,000. The costs of acquisition were allocated to the assets and liabilities acquired as follows:

Inventories	$983
Property, plant and equipment	419
Intangible assets	379
1,781
Current liabilities	(102)
Purchase price	$1,679

3. BUSINESS INTEGRATION AND RESTRUCTURING COSTS

During 2002, the Corporation announced an organizational restructuring to significantly lower cash consumption through a reduction of approximately 400 employees. The Corporation recorded $4,247,000 (2002 - $10,980,000) in restructuring expenses in connection with the Corporation’s organizational restructuring, of which $3,104,000 remained in liabilities at December 31, 2003 (2002 - $5,047,000). In addition, in connection with the acquisition of BPSAG and BPSC, integration expenses of $4,591,000 were recorded in 2003 (2002 - $16,552,000; 2001 - $3,700,000). At December 31, 2003, the balance of liabilities relating to integration activities from the acquisition of BPSAG and BPSC was $1,290,000 (2002 - $1,337,000). Business integration and restructuring costs relate to severance and other compensation payments, facility closure costs, asset write-downs and other expenditures related to integration.

4. ACCOUNTS RECEIVABLE

	2003	2002
Trade receivables	$21,851	$25,660
Other	797	2,463
	$22,648	$28,123

5. INVENTORIES

	2003	2002
Materials	$17,668	$18,606
Work-in-progress	7,623	6,484
Finished goods	993	1,044
	$26,284	$26,134

6. PROPERTY, PLANT AND EQUIPMENT

	2003			(restated-note1(p)) 2002
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Land	$4,803	$—	$4,803	$4,803	$—	$4,803
Building	13,570	2,499	11,071	13,592	1,919	11,673
Computer equipment	21,081	13,856	7,225	20,321	10,325	9,996
Furniture and fixtures	6,147	3,449	2,698	4,804	2,547	2,257
Leasehold improvements	16,253	4,662	11,591	14,646	2,068	12,578
Production and test equipment	90,467	42,170	48,297	86,910	31,059	55,851
Deposits on production equipment	—	—	—	1,562	—	1,562
	$152,321	$66,636	$85,685	$146,638	$47,918	$98,720

The deposits on production equipment are advances to external suppliers for assets under construction. These assets will be amortized over a period of 5 to 10 years once they are placed into use by the Corporation.

7. INTANGIBLE ASSETS

	2003			2002
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Fuel cell technology	$40,719	$14,981	$25,738	$37,859	$12,339	$25,520
System and subsystem technology	160,454	60,126	100,328	149,685	28,978	120,707
In-process research and development	11,276	4,698	6,578	11,276	2,443	8,833
Trade names	1,231	513	718	1,231	267	964
	$213,680	$80,318	$133,362	$200,051	$44,027	$156,024

The Corporation protects the intellectual property which it develops by appropriate filings for patents in Canada, the United States and other countries. In 2003, legal expenditures related to such filings of $2,605,000 (2002 - $1,816,000; 2001 - $1,965,000) are included in research and product development.

8. INVESTMENTS

Investments are comprised of the following:

	2003		2002
	Amount	Percentage ownership	Amount	Percentage ownership
ALSTOM Ballard GmbH	$—	49.0	$—	49.0
EBARA BALLARD Corporation	1,260	49.0	1,718	49.0
QuestAir Technologies Inc.	6,422	8.2	11,741	8.3
MicroCoating Technologies, Inc.	—	2.9	7,335	2.8
Advanced Energy Technology Inc.	5,104	2.5	5,104	2.5
Chrysalix Energy Limited Partnership	1,055	15.0	648	17.0
	$13,841		$26,546

ALSTOM Ballard GmbH (“ALSTOM Ballard”) and EBARA BALLARD Corporation (“EBARA BALLARD”) are accounted for using the equity method as the Corporation has the ability to exercise significant influence over these companies. QuestAir Technologies Inc (“QuestAir”), MicroCoating Technologies, Inc. (“MCT”), Advanced Energy Technology Inc. (“Advanced Energy”) (formerly Graftech, Inc.), and Chrysalix Energy Limited Partnership (“Chrysalix”) are carried at cost as the Corporation does not have the ability to assert significant influence over these entities.

During 2003, BGS made an additional investment of $1,610,000 (2002 - $1,188,000) in EBARA BALLARD, representing the Corporation’s proportionate share of financing by EBARA BALLARD’s shareholders. In 2001, an additional investment of $3,736,000 was satisfied through granting manufacturing license rights to EBARA BALLARD. The granting of these rights resulted in a gain of $3,362,000, of which $1,565,000, representing the Corporation’s 49% share of EBARA BALLARD, has been deferred and will be recognized over five years. The Corporation’s equity interest in EBARA BALLARD continues to be 49%.

In June 2001, the Corporation entered into a limited partnership, Chrysalix, to fund early-stage ventures in the fuel cell industry. An additional investment of $406,000 was made during 2003 (2002 - $648,000).

In June 2001, the Corporation entered into a development and collaboration agreement with Advanced Energy that included the Corporation acquiring a 2.5% ownership interest in Advanced Energy. The purchase was funded through the issuance of 92,685 common shares valued at $4,856,000. Included in the investment are related acquisition costs of $248,000.

In May 2001, the Corporation entered into a collaboration, license and supply agreement with MCT that included the Corporation acquiring approximately 3% of the equity of MCT on a fully diluted basis. The purchase was funded by the payment of $1,900,000 in cash and through the issuance of 88,963 common shares valued at $4,482,000. Included in the investment are related acquisition costs of $196,000. In 2002, additional funding of $757,000 was made.

During 2003, the Corporation reassessed the valuation of its investment in MCT. Due to uncertainty surrounding MCT’s ability to raise additional capital and continue as a going concern, the full amount of the investment of $7,335,000 was written-down.

During 2000, the Corporation entered into a joint development agreement with QuestAir that included the Corporation acquiring a 10% interest in QuestAir, on a fully diluted basis, in exchange for $10,465,000 in cash. In March 2001, the Corporation made an additional investment in QuestAir of $1,265,000 in cash including acquisition costs. Due to a prolonged period in which the fair value of QuestAir remained below its cost, during 2003, impairment was assessed as other than temporary and therefore the investment was written-down to its fair value of $6,422,000.

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2003	2002
Trade accounts payable	$12,319	$13,462
Other liabilities	12,637	16,805
Wages payable	17,680	15,871
Taxes payable	310	611
	$42,946	$46,749

10. LONG-TERM LIABILITIES

	2003	(restated-note 1(p)) 2002
Deferred revenue	$4,286	$4,662
Pension and post-retirement obligations (note 11)	7,052	6,099
Asset retirement obligation	2,022	1,795
Other	—	338
	$13,360	$12,894

11. EMPLOYEE FUTURE BENEFIT PLANS

The Corporation maintains two defined benefit pension plans. The benefits under pension plans are based on years of service and salary levels. Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits.

Information about the Corporation’s employee future benefit plans, in aggregate, is as follows:

	2003		2002
	Pension plans	Other benefit plans	Pension plans	Other benefit plans
Accrued benefit obligation	$9,644	$1,920	$6,629	$1,344
Fair value of plan assets	$4,603	$—	$2,915	$—

The accrued benefit liability as at December 31, 2003, included as part of long-term liabilities is $5,259,000 (2002 - $4,456,000) for pension plans and $1,792,000 (2002 - $1,643,000) for the other benefit plans. For the year ended December 31, 2003, $1,183,000 (2002 - $2,152,000) of expense was recorded for the pension obligation and $149,000 (2002 - $nil) was recorded for other benefit plans.

The significant actuarial assumptions adopted in measuring the Corporation’s accrued benefit obligations are as follows:

	2003		2002
	Pension plans	Other benefit plans	Pension plans	Other benefit plans
Discount rates	6.0 - 6.8%	6.0%	6.0 - 7.3%	6.8%
Expected long-term rate of return on plan assets	3.5 - 7.5%	n/a	5.0 - 7.5%	n/a
Rate of compensation increase	3.0 - 4.7%	3.0 - 7.0%	3.0 - 4.6%	3.0 - 7.0%

12. SHARE CAPITAL

(a) Authorized:	Unlimited number of common shares, voting, without par value.
Unlimited number of preferred shares, issuable in series, 1 Class A and 1 Class B share, convertible, redeemable and non-voting.

(b) Issued:

	2003		2002		2001
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Common shares
Balance, beginning of year	115,789,374	$1,187,127	104,814,074	$1,051,811	89,064,938	$734,165
Issued for cash (net of issue costs)	—	—	7,700,000	95,096	2,023,173	34,535
Issued on acquisition of other businesses	1,366,063	30,386	2,500,000	30,110	12,205,525	270,315
Issued for intellectual property	221,356	2,403	221,357	2,378	—	—
Options exercised	312,117	1,519	384,289	6,143	731,513	9,900
Warrants exercised	—	—	—	—	540,000	2,896
Share distribution plan (note 12(d))	498,967	5,644	131,094	1,589	212,695	—
Share exchange plan (note 12(e))	—	—	38,560	—	36,230	—
Balance, end of year	118,187,877	1,227,079	115,789,374	1,187,127	104,814,074	1,051,811

Class A share
Balance, beginning of year	1	—	1	—	—	—
Issued for cash (net of issue costs)	—	—	—	—	1	—
Balance, end of year	1	—	1	—	1	—

Class B share
Balance, beginning of year	1	—	1	—	—	—
Issued for cash (net of issue costs)	—	—	—	—	1	—
Balance, end of year	1	—	1	—	1	—

Series 2 preferred shares
Balance, beginning of year	—	—	—	—	1	—
Redeemed	—	—	—	—	(1)	—
Balance, end of year	—	—	—	—	—	—

Series 3 preferred shares
Balance, beginning of year	—	—	—	—	1	—
Redeemed	—	—	—	—	(1)	—
Balance, end of year	—	—	—	—	—	—
Total shares, end of year	118,187,879	$1,227,079	115,789,376	$1,187,127	104,814,076	$1,051,811

(c) Share option plans: The Corporation currently has options outstanding from four share option plans. All directors, officers and employees of the Corporation and its subsidiaries are eligible to participate in the share option plans. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars for presentation purposes.

(i) 2002 Share Option Plan: At December 31, 2003, options to purchase 1,443,741 common shares were outstanding. These options, when vested under the terms of the plan, are exercisable at prices ranging between $10.00 and $24.91 per common share. Options to purchase an additional 2,215,749 common shares may be granted in future years under this plan. All options have a term of ten years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised at the beginning of the second, third and fourth years after granting.

(ii) 2000 Share Option Plan: At December 31, 2003, options to purchase 4,035,768 common shares were outstanding. These options, when vested under the terms of the plan, are exercisable at prices ranging between $11.36 and $148.56 per common share. No additional options may be granted in future years under this plan. All options have a term of ten years from the date of grant unless otherwise determined by the board of directors. Options to purchase 655,000 common shares vest and may be exercised in the third year after granting. Options to purchase 157,500 common shares vest and may be exercised in the fourth year after granting. Of the remaining options, one-third vest and may be exercised at the beginning of the second, third and fourth years after granting.

(iii) 1997 Share Option Plan: At December 31, 2003, options to purchase 1,407,659 common shares were outstanding. These options, when vested under the terms of the plan, are exercisable at prices ranging between $27.08 and $148.56 per common share. All options permitted to be granted under this plan have been granted. All options have a term of ten years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised at the beginning of the second, third and fourth years after granting.

(iv) 1995 Share Option Plan: At December 31, 2003, options to purchase 397,622 common shares were outstanding and exercisable at prices ranging between $5.74 and $19.15 per common share. No additional options may be granted under this plan. All options have a term of ten years from the date of grant. One-third of the options vest and may be exercised at the beginning of the first, second and third years after granting.

Share options	Options for common shares	Weighted average exercise price
Balance, December 31, 2000	5,042,649	$51.80
Options granted	3,079,650	37.70
Options exercised	(731,513)	12.53
Options cancelled	(133,357)	93.67
Balance, December 31, 2001	7,257,429	49.01
Options granted	2,738,350	24.55
Options exercised	(384,289)	13.76
Options cancelled	(1,439,147)	59.46
Balance, December 31, 2002	8,172,343	40.98
Options granted	1,343,517	10.95
Options exercised	(312,117)	5.31
Options cancelled	(1,918,953)	53.72
Balance, December 31, 2003	7,284,790	$42.01

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2003:

Options outstanding						Options exercisable
Range of exercise price			Number outstanding	Weighted aver- age remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$5.74	-	$10.00	781,989	5.9 years	$8.56	397,321	$7.16
11.36	-	14.16	853,375	9.2 years	11.48	13,165	14.04
19.15	-	29.40	2,428,259	7.5 years	25.04	622,760	25.99
30.56	-	41.20	1,271,334	6.9 years	33.13	845,934	32.75
51.07	-	68.48	1,053,183	7.2 years	55.18	628,283	55.18
89.37	-	148.56	896,650	6.3 years	143.34	896,650	143.34
			7,284,790	7.2 years	$42.01	3,404,113	$61.72

As outlined in note 1(s), during the year ended December 31, 2003, the Corporation adopted, on a prospective basis, the fair-value based method for recording employee and director share option grants. During 2003, compensation expense of $2,668,000 was recorded in net income as a result of fair value accounting for share options granted during the year. The share options had a weighted average fair value of $7.27 and vesting periods of three years.

Pro-forma disclosure is required to reflect the impact on the Corporation if it had elected to adopt the fair value method of accounting from inception of the standard, being January 1, 2002. If computed fair values of the options had been amortized to expense over their vesting periods, the net loss and net loss per share would have been:

	2003	2002
Net loss	$125,092	$148,417
Compensation charge related to options granted	16,477	10,205
Pro-forma net loss	$141,659	$158,622
Pro-forma basic and diluted loss per share	$1.21	$1.51

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2003	2002
Expected life	7 years	7 years
Expected dividends	Nil	Nil
Expected volatility	75%	74%
Risk-free interest rate	5%	5%

(d) Share distribution plans: The Corporation has share distribution plans that permit the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and encourage future contribution to the Corporation. At December 31, 2003, there were 2,787,139 (2002 - 209,349) shares available to be issued under these plans.

Compensation expense of $5,120,000 was charged against income during the year ended December 31, 2003 (2002 - $6,881,000) for shares distributed and to be distributed under the plan.

(e) Option exchange plan: The BGS share exchange plan was amended to an option exchange plan during 2003, for implementation in 2004. Before the amendment, under the plan, holders of BGS options automatically exchanged shares of BGS acquired on the exercise of options for a specified number of common shares of the Corporation. The amended exchange plan replaces the BGS options with options to purchase common shares of the Corporation. As at December 31, 2003, options to purchase 358,816 (2002 - 474,710) shares of BGS were outstanding which may be exchanged for share options to purchase 158,119 (2002 - 206,777) shares of the Corporation.

(f) Class A and Class B shares: In 2001, as part of the acquisition of BPSAG and BPSC, the Series 2 and Series 3 preferred shares were cancelled and replaced with Class A and Class B shares.

(i) Class A share: This share is convertible, redeemable and non-voting except for the right to elect a number of directors based on the common shareholdings of the Corporation by DaimlerChrysler.

(ii) Class B share: This share is convertible, redeemable and non-voting except for the right to elect a number of directors based on the common shareholdings of the Corporation by Ford.

(g) Preferred shares:

(i) Series 2 preferred shares: In 1998, as part of the DaimlerChrysler/Ford/Ballard Power Systems Alliance Agreement, the Corporation issued one Series 2 preferred share. This share was convertible, redeemable and non-voting except for the right to elect a number of directors based on the common shareholdings of the Corporation by DaimlerChrysler. This share was cancelled on November 30, 2001 as part of the BPSAG and BPSC acquisitions.

(ii) Series 3 preferred shares: In 1998, as part of the DaimlerChrysler/Ford/Ballard Power Systems Alliance Agreement, the Corporation issued one Series 3 preferred share. This share was convertible, redeemable and non-voting except for the right to elect a number of directors based on the common shareholdings of the Corporation by Ford. This share was cancelled on November 30, 2001 as part of the BPSAG and BPSC acquisitions.

(h) Warrants: The following table summarizes information regarding the Corporation’s warrants outstanding:

	2003	2002	2001
	Number of warrants	Number of warrants	Number of warrants
Balance, beginning of year	—	450,000	990,000
Exercised	—	—	(540,000)
Expired	—	(450,000)	—
Balance, end of year	—	—	450,000

(i) Deferred Share Units: During 2003, the Corporation approved deferred share unit (“DSU”) plans for the board of directors and executives. Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plans. As at December 31, 2003, 3,642 DSUs were issued and outstanding, and $49,000 of compensation expense was recorded.

(j) Commitments to issue common shares: During 2001, the Corporation and DaimlerChrysler entered into a forward sale agreement, whereby the Corporation will acquire DaimlerChrysler’s remaining 49.9% interest in BPSAG on or before November 15, 2004 in exchange for 7,613,212 shares, so that the Corporation ultimately will own 100% of BPSAG (note 2).

13. COMMITMENTS, GUARANTEES AND CONTINGENCIES

At December 31, 2003, the Corporation is committed to payments under operating leases as follows:

2004	$4,537
2005	3,915
2006	1,376
2007	1,303
2008	1,278
Thereafter	16,385
Total minimum lease payments	$28,794

The Corporation has agreed to pay royalties in respect of sales of fuel cell-based stationary power plants under two development programs with certain Canadian government agencies. The total combined royalty is limited in any year to 4% of revenue from such systems. Under the Utilities Development Program (Phase 1) with the Governments of Canada and British Columbia, the royalty is at a rate of 4% commencing in 1998 to a maximum equal to the aggregate of the original amount of the government contribution of $8,281,000 (CDN$10,702,000). Under the terms of the Utilities Development Program (Phase 2) with Technology Partnerships Canada (“TPC”) entered into during 1997, the Corporation has agreed to pay a 4% royalty on future revenue from fuel cell-based stationary power plants to a maximum of $29,657,000 (CDN$38,329,000) in exchange for a contribution of $22,717,000 (CDN$29,360,000) representing 32% of costs incurred in the development and demonstration of a 250 kW natural gas PEM stationary power plant. The TPC royalty on fuel cell-based stationary power plants becomes payable commencing at the later of:

(a) January 1, 2001; and,

(b) the earlier of:

(i) January 1 of the year the Corporation reports a net profit after tax in its audited financial statements; and,

(ii) five years following the commencement of sales of fuel cell-based stationary power plants.

At December 31, 2003, $1,950,000 (CDN$2,520,000) has been recorded to reflect royalties payable under these agreements.

The Corporation has issued a letter of credit in the amount of $1,077,000 (2002 - $878,000) related to a lease agreement for premises.

At December 31, 2003, the Corporation has outstanding commitments aggregating up to a maximum of $5,880,000 (2002 - $3,843,000) relating primarily to research and development programs and information technology infrastructure and application.

14. INCOME TAXES

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for manufacturing and processing companies. The principal factors causing the difference are as follows:

	2003	2002	2001
Loss before income taxes	$(124,343)	$(147,225)	$(95,377)
Expected tax recovery at 35.6% (2002 - 35.6%; 2001 - 35.6%)	(44,266)	(52,412)	(33,954)

Increase (reduction) in income taxes resulting from:
Non-taxable loss (gain) realized for accounting purposes	1,711	—	(355)
Non-deductible expenses	972	40	202
Investment tax credits earned	(17,818)	(8,142)	(26,500)
Non-deductible minority interest	(1,630)	(11,016)	(2,849)
Financing costs of other years	(1,337)	(1,480)	(1,682)
Foreign tax rate differences	(1,922)	(2,951)	(598)
Change in tax rate	—	—	4,923
Losses and other deductions for which no benefit has been recorded	65,528	76,231	57,549
Other	(1,238)	(270)	3,264
Income tax expense	—	—	—
Large corporations tax	749	1,192	858
Income taxes	$749	$1,192	$858

The Corporation has available to carry forward the following as at December 31:

	2003	2002
Canadian scientific research expenditures	$308,887	$257,037
Canadian losses from operations	9,952	10,421
Canadian capital losses	9,610	—
Canadian investment tax credits	85,660	67,842
German losses from operations	337,710	234,741
U.S. losses from operations	90,798	55,157

The Canadian scientific research expenditures and capital losses may be carried forward indefinitely. The German losses from operations may be used to offset future taxable income in Germany and may be carried forward indefinitely. The U.S. losses from operations may be used to offset future U.S. taxable income and expire over the period from 2009 to 2023. The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2008 to 2010.

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2006	$3,089
2007	4,173
2008	5,887
2009	9,626
2010	12,354
2011	17,508
2012	18,404
2013	14,619
$85,660

The following sets forth the tax effect of temporary differences that give rise to future income tax assets and liabilities:

	2003	2002
Future income tax assets
Scientific research expenditures	$109,964	$91,505
Investment in associated companies	4,676	1,286
Accrued warranty liabilities	10,604	9,021
Share issuance costs	1,481	2,818
Losses from operations carried forward	153,004	106,052
Capital losses	1,711	—
Investment tax credits	85,660	67,842
Non-deductible accounting allowances	3,151	2,013
Total future income tax assets	370,251	280,537

Less valuation allowance
• Canada	(218,739)	(169,444)
• U.S.	(21,156)	(2,497)
• Germany	(98,572)	(59,634)
	(338,467)	(231,575)
Net future income tax assets	31,784	48,962

Future income tax liability
Property, plant and equipment and intangible assets	(31,784)	(48,962)
Net future income taxes	$—	$—

15. RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in the Corporation, together with its subsidiaries and affiliates, and the Corporation’s equity accounted investees. The revenue and costs recognized from such transactions reflect the prices and terms of sales and purchase transactions with related parties which are in accordance with normal trade practices.

	2003	2002
Balances with related parties
Accounts receivable	$15,373	$16,862
Accounts payable	2,531	1,745

	2003	2002	2001
Transactions during the year with related parties
Revenues from fuel cells, engineering services and related equipment	$78,322	$49,562	$13,355
Purchases	1,800	1,553	5,498
Contract research and development expenditures	1,227	1,029	3,291

In 2003, the Corporation acquired $2,403,000 (2002 - $2,378,000) of intellectual property from a related party in exchange for 221,356 (2002 - 221,357) common shares of the Corporation.

In 2001, BGS issued additional shares to FirstEnergy and ALSTOM. The sale of the shares was accounted for as a reduction in and effective disposition of a portion of the Corporation’s investment in BGS and resulted in a gain for accounting purposes in 2001 of $997,000. This gain is included in the gain on issuance of shares by subsidiary.

16. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2003	2002	2001
Income taxes paid	$147	$1,009	$1,716

Non-cash financing and investing activities
Compensatory shares (note 1(s))	$5,644	$1,589	$—
Common shares issued for long-term investments (note 8)	—	—	9,338
Common shares issued for acquisitions (note 2)	30,386	30,110	260,977
Common shares issued to acquire intangible assets (note 15)	2,403	2,378	—

17. SEGMENTED FINANCIAL INFORMATION

Following the Corporate Restructuring announced in December 2002, the Corporation’s business operates in three market segments, Transportation, Power Generation and Material Products. The comparative figures have been reclassified to conform to the segmented disclosure adopted in the current year.

Segment revenues and segment gain (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product revenues and expenses for which segment managers are held accountable. Segment expenses include research and product development costs directly related to individual segments. Costs associated with shared services and other costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, marketing and general and administrative, which apply generally across all segments and are reviewed separately by senior management. A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property and goodwill, are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

The Corporation develops, manufactures and markets complete PEM fuel cell engines, PEM fuel cell components and electric drive systems for the Transportation market segment. The Corporation develops, manufactures and markets a variety of fuel cell and other power generation products ranging from portable and stationary fuel cell power products to power electronics for the Power Generation market segment. The Corporation’s Material Products segment develops, manufactures and markets carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion electrode materials for the PEM fuel cell industry.

	2003	2002	2001
Total revenues
Power Generation	$3,406	$2,445	$4,039
Transportation	102,816	74,501	24,811
Material Products	13,344	14,059	9,753
	119,566	91,005	38,603
Intersegment revenues
Power Generation	—	(6)	(470)
Transportation	—	(62)	(16)
Material Products	—	—	(1,913)
	—	(68)	(2,399)
Revenues from external customers
Power Generation	3,406	2,439	3,569
Transportation	102,816	74,439	24,795
Material Products	13,344	14,059	7,840
	$119,566	$90,937	$36,204
Segment gain (loss) for period(1)
Power Generation	$(14,962)	$(18,197)	$(22,435)
Transportation	(3,727)	(29,090)	(15,583)
Material Products	(862)	1,171	1,916
Total	(19,551)	(46,116)	(36,102)

Corporate amounts
Research and product development	(40,809)	(44,083)	(38,306)
General and administrative	(17,711)	(22,613)	(14,005)
Marketing	(9,454)	(9,407)	(3,391)
Depreciation and amortization	(46,408)	(44,486)	(11,163)
Investment and other income	28,571	16,227	24,479
Writedown of investments	(12,654)	—	—
Equity in loss of associated companies	(2,067)	(2,298)	(23,541)
Minority interest	4,578	30,944	8,002
Business integration and restructuring costs	(8,838)	(27,532)	(3,700)
License and royalty income	—	2,383	1,797
Other	—	(244)	553
Loss before income taxes	$(124,343)	$(147,225)	$(95,377)

(1) Research and product development costs directly related to segments are included in segment gain (loss) for the period.

In 2003, revenues of the Transportation segment included sales to two customers that exceeded 10% of total revenue in the amounts of $48,745,000 and $27,788,000.

In 2002, revenues of the Transportation segment included sales to three customers that exceeded 10% of total revenue in the amounts of $28,985,000, $18,732,000 and $10,700,000. Revenues for the Material Products segment included sales to one customer of $10,062,000.

In 2001, revenues for the Transportation segment included sales to two customers that exceeded 10% of total revenue in the amounts of $7,101,000 and $4,366,000. Revenues for the Material Products segment included sales to one customer of $6,100,000.

Revenues and capital asset information by geographic area, as at and for the years ended December 31, is as follows:

	2003		2002		2001
	Revenues	Property, plant and equipment and goodwill	Revenues	Property, plant and equipment and goodwill	Revenues	Property, plant and equipment and goodwill

Canada	$350	$93,960	$2,947	$81,341	$3,567	$80,655
U.S.	40,148	132,119	40,320	134,903	14,317	129,624
Japan	16,649	—	16,918	—	11,929	—
Germany	57,589	79,914	29,353	83,115	5,952	84,565
Other countries	4,830	—	1,399	—	439	—
	$119,566	$305,993	$90,937	$299,359	$36,204	$294,844

Revenues are attributed to countries based on customer location.

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES

These consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles and practices that the Corporation would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“U.S. GAAP”).

(a) Prior to the acquisition of BPSAG, under Canadian GAAP, the Corporation’s carrying value of its investment in BPSAG included the value of intellectual property transferred to BPSAG. Under U.S. GAAP, this intellectual property is not recorded by BPSAG. Accordingly, under U.S. GAAP, the Corporation’s equity in the loss of BPSAG is decreased by an amount equal to the Corporation’s proportionate interest in amortization of the intellectual property.

In 2001, the Corporation increased its ownership in BPSAG to 50.1% (note 2) and commenced consolidating BPSAG instead of recording the investment under the equity method. As a result of the difference in accounting for intellectual property discussed above, under U.S. GAAP the amount of intellectual property and minority interest recognized on the acquisition of BPSAG has decreased and goodwill has increased as compared to the amounts recorded under Canadian GAAP. Accordingly, under U.S. GAAP, the amount of amortization of intangible assets is decreased. In 2002, losses of BPSAG exceeded the minority interest under U.S. GAAP and the excess was recorded as an additional loss.

(b) Under Canadian GAAP, in-process research and development is amortized over its remaining useful life, which has been estimated as five years. Under U.S. GAAP, in-process research and development is written off immediately if it does not have any other alternative uses. Given the immediate write-off of the in-process research and development, there is no future income tax liability recorded for the amount.

(c) Under Canadian GAAP, the adoption of the U.S. dollar in 2001 as the presentation and measurement currency was implemented by translating all prior year financial statement amounts at the foreign exchange rate on December 31, 2001. Under U.S. GAAP, a change in presentation and measurement currency is implemented retroactively, such that prior period financial statements are translated under the current rate method using foreign exchange rates in effect on those dates. As a result, there is a difference in the share capital, deficit and cumulative translation adjustment amounts under U.S. GAAP as compared to Canadian GAAP.

(d) Under Canadian GAAP, the Corporation has accounted for funding received in prior years under the TPC agreement in accordance with specific pronouncements on accounting for government assistance by reducing research and product development expenses, cost of revenues, inventory and capital assets by the amount of the funding received. Under U.S. GAAP, there are no authoritative accounting standards addressing the various types of government assistance programs. Since the TPC funding combines the characteristics of a grant with some characteristics of a debt instrument, the Corporation has recorded the entire funding as long-term debt under U.S. GAAP. In addition, the U.S. GAAP liability is a Canadian dollar denominated liability and, as a result, foreign exchange gains and losses are incurred.

(e) Under Canadian GAAP, the Corporation is required to account for gains and losses on the issuance of shares by a subsidiary or other entity which the Corporation accounts for on an equity basis, as a component of income. Under U.S. GAAP, the effect of such dilution gains are recorded in equity, as an increase in paid-in capital rather than as income.

(f) Prior to 2002, under Canadian GAAP, no compensation was recorded for employee share distribution plans. Under U.S. GAAP, the Corporation has elected to apply the guidance set out in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretation in accounting for its employee share grants and options. Under APB 25, the Corporation’s share distribution plan is deemed to be compensatory. In addition, on June 13, 2000, the shareholders approved the BGS share exchange plan (note 12(e)) which resulted in a compensatory charge to the income statement in 2002 of $660,000 (2001 - $3,434,000). Subsequent to the approval date, the plan is accounted for as a variable option plan under U.S. GAAP. Subsequent to January 1, 2003, under both Canadian and U.S. GAAP, the Corporation elected to use the fair-value based method, on a prospective basis, to record compensation expense for share distributions and stock option grants, and as a result no further difference exists.

(g) Under Canadian GAAP, short-term investments are carried at the lower of cost and quoted market value. Under U.S. GAAP, the short-term investments are classified as available-for-sale and are carried at fair market value. Unrealized holding gains and losses related to the short-term instruments are reflected as a separate component of shareholders’ equity.

(h) Under Canadian GAAP, the forward exchange contracts are designated and accounted for as hedges, and gains or losses are deferred. Under U.S. GAAP, the contracts do not qualify as hedges and therefore are carried at fair market value, with any gains or losses recorded in net loss.

(i) Under Canadian GAAP, the adoption of Section 3110 Asset Retirement Obligations requires retroactive restatement of prior periods. Under U.S. GAAP, the change in accounting principle results in a charge to net income for the cumulative effect of the initial adoption.

(j) Under Canadian GAAP, investments where no significant influence exists are accounted for using the cost method. Under U.S. GAAP, investments in limited partnerships such as Chrysalix are accounted for using the equity method.

Under U.S. GAAP, these differences would have been reported in the consolidated balance sheets, consolidated statements of operations and accumulated deficit and consolidated statements of cash flows as follows:

	2003		2002
Consolidated balance sheets	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Current assets	$378,464	$378,788	$433,346	$435,204
Property, plant and equipment	85,685	85,685	98,720	99,366
Intangible assets	133,362	102,685	156,024	114,829
Goodwill	220,308	225,027	200,639	205,197
Investments	13,841	13,713	26,546	26,546
Other long-term assets	3,175	3,175	3,349	4,904
Current liabilities	79,772	79,772	76,878	76,878
Long-term liabilities	13,360	33,885	12,894	29,844
Minority interest	—	—	4,726	201
Shareholders’ equity	741,703	695,416	824,126	779,123

Consolidated statements of operations	2003	2002	2001
Loss under Canadian GAAP	$(125,092)	$(148,417)	$(96,235)
Gain on issuance of shares by subsidiary and associated companies (e)	—	—	(997)
Research and development (d)	1,950		—
Depreciation (d)	(1,467)	(231)	(324)
Amortization of intangible assets (a)(b)	10,518	10,518	2,145
Minority interest (a)	(4,364)	(22,549)	—
Compensatory shares (f)	—	—	(5,485)
Compensatory options (f)	—	(660)	(3,434)
Foreign currency translation method (c)	—	—	(2,654)
Foreign exchange (loss) gain (h)(d)	(5,593)	1,555	—
Equity loss (j)	(128)	—	—
Write off of in-process research and development (b)	—	—	(11,276)
Cumulative effect of change in accounting principle (i)	(665)	686	74
Net loss under U.S. GAAP	(124,841)	(159,098)	(118,186)

Other comprehensive income:
Change in unrealized holding gains arising during the year (g)	(1,535)	392	1,267
Cumulative translation adjustment	—	—	(37,359)
Comprehensive loss in accordance with U.S. GAAP	$(126,376)	$(158,706)	$(154,278)
Basic and diluted loss per share, U.S. GAAP	$(1.06)	$(1.51)	$(1.29)

Loss per share due to the cumulative effect of change in accounting principle (i) is $0.01. Net loss prior to the cumulative effect of change in accounting principle per share is $1.05.

Consolidated statements of cash flows	2003	2002	2001
Cash used for operating activities under Canadian GAAP	$(42,766)	$(127,045)	$(54,838)
Asset retirement obligations (i)	—	599	50
Foreign exchange translation method	—	—	(1,564)
Cash used for operating activities under U.S. GAAP	$(42,766)	$(126,446)	$(56,352)
Cash used in investing activities under Canadian GAAP	$82,148	$122,342	$(35,093)
Asset retirement obligations (i)	—	(599)	(50)
Foreign exchange translation method	—	—	(477)
Cash used in investing activities under U.S. GAAP	$82,148	$121,743	$(35,620)
Cash provided by financing activities under Canadian GAAP	$1,484	$101,162	$49,606
Foreign exchange translation method	—	—	657
Cash provided by financing activities under U.S. GAAP	$1,484	$101,162	$50,263
Foreign exchange gain (loss) on cash and cash equivalents denominated in a foreign currency	$—	$—	$(10,067)

19. FINANCIAL INSTRUMENTS

At December 31, 2003 and 2002, the fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments. Short-term investments have a fair value of $49,338,000 as at December 31, 2003 (2002 - $141,497,000). Long-term receivables are at market terms and accordingly, fair values approximate carrying values. The fair value of investments accounted on the cost basis is not practical to determine because the investments are not publicly traded.

Periodically, the Corporation enters into forward foreign exchange contracts to manage exposure to currency rate fluctuations. At December 31, 2003, the Corporation had no forward foreign exchange contracts outstanding.

CORPORATE INFORMATION

CORPORATE OFFICES

BALLARD POWER SYSTEMS INC.

Corporate Headquarters
4343 North Fraser Way
Burnaby BC Canada V5J 5J9
T 604 454 0900
F 604 412 4700

BALLARD MATERIAL PRODUCTS INC.

Two Industrial Avenue
Lowell MA USA 01851-5199

BALLARD POWER SYSTEMS CORPORATION

15001 Commerce Drive N.
Dearborn MI USA 48120

BALLARD POWER SYSTEMS AG

Neue Strasse 95

73230 Kirchheim/Teck-Nabern
Germany

TRANSFER AGENT AND REGISTRAR

COMPUTERSHARE TRUST COMPANY OF CANADA

Shareholder Services
Department

510 Burrard Street
Vancouver BC
Canada V6C 3B9
T 1 800 564 6253
F 1 866 249 7775

INDEPENDENT AUDITORS

KPMG LLP

Vancouver BC Canada

LEGAL COUNSEL

STIKEMAN ELLIOTT LLP

Vancouver BC Canada

UNITED STATES:

Cravath, Swaine & Moore LLP
New York NY USA

EUROPE:

Linklaters and Alliance
Koln Germany

INTELLECTUAL PROPERTY:

McAndrews, Held & Malloy, Ltd.
Chicago IL USA

Seed Intellectual Property
Law Group PLLC

Seattle WA USA

STOCK LISTING

Ballard’s common shares are listed on the Toronto Stock Exchange under the trading symbol BLD and on the NASDAQ National Market System under the trading symbol BLDP.

INVESTOR RELATIONS

To obtain additional information about Ballard or to be placed on our supplemental mailing list for financial reports, please contact:

BALLARD POWER SYSTEMS

Investor Relations
4343 North Fraser Way
Burnaby BC Canada V5J 5J9
T 604 412 3195
F 604 412 3100
E-mail investors@ballard.com
http://www.ballard.com

ANNUAL MEETING

The Annual Meeting of Shareholders of Ballard Power Systems Inc. will be held at the Hilton Vancouver Metrotown, 6083 McKay Avenue, Burnaby BC Canada on June 21, 2004 at 1 pm Pacific Daylight Time.

Ballard,

Nexa and Power to Change the World reports, please are registered trademarks, and Powered by Ballard and AirGen are trademarks of Ballard Power Systems Inc. AvCarb is a trademark of Ballard Material Products. Ecostar is a trademark of Ballard Power Systems Corporation. Ballard respects and acknowledges the trademarks and registered trademarks of other companies as referred to in this report.

CORPORATE DIRECTORS

FIROZ RASUL

Chairman of the Board
Ballard Power Systems Inc.
Burnaby BC Canada

A. CHARLES BAILLIE (2)

Retired Chairman

Toronto Dominion Bank
Toronto ON Canada

IAN A. BOURNE (1)

Executive Vice President
and Chief Financial Officer
TransAlta Corporation
Calgary AB Canada

DENNIS CAMPBELL

President and
Chief Executive Officer
Ballard Power Systems Inc.
Burnaby BC Canada

SUSAN M. CISCHKE

Vice President, Environmental
and Safety Engineering
Ford Motor Company
Dearborn MI USA

PROF. JÜRGEN HUBBERT (2)

Member of the Board
of Management,
Mercedes Car Group

DaimlerChrysler AG
Stuttgart Germany

ED KILROY (3)

President
IBM Canada Ltd.
Toronto ON Canada

DENISE MORRISON (1)

President of Global Sales
and Chief Customer Officer
Campbell Soup Company
Camden NJ USA

DR. GERHARD SCHMIDT (2)

Vice President, Research
and Advanced Engineering
Ford Motor Company
Dearborn MI USA

DR.-ING. HANS-JOACHIM SCHÖPF

Executive Vice President,
Mercedes Car Group,
Development and Engineering
DaimlerChrysler AG
Stuttgart Germany

JOHN SHERIDAN (2), (3)

Corporate Director
Former President and
Chief Operating Officer
Bell Canada
Toronto ON Canada

MARK SUWYN (3)

Chairman and
Chief Executive Officer
Louisiana-Pacific Corporation
Portland OR USA

DOUGLAS WHITEHEAD (1), (2)

President and
Chief Executive Officer
Finning International Inc.
Vancouver BC Canada

(1) Member of the Audit Committee – Chairman, Douglas Whitehead

(2) Member of the Corporate Governance Committee – Chairman, A. Charles Baillie

(3) Member of the Management Development, Nominating & Compensation Committee – Chairman, John Sheridan

EXECUTIVE OFFICERS

DENNIS CAMPBELL

President and
Chief Executive Officer

LEE CRAFT

Vice President, Operations

NOORDIN NANJI

Vice President, Corporate
Strategy & Development and
Corporate Secretary

PETER STICKLER

Vice President,
Human Resources

ROSS WITSCHONKE

Vice President,
Sales & Marketing

DAVID SMITH

Chief Financial Officer

Office of the Chief
Technology Officer

FRED FLETT

Vice President, Electric
Drives & Power Electronics
Product Development

CHARLES STONE

Vice President,
Research & Development

JIM STUREK

Vice President, Fuel Cell
Product Development

DESIGN HENRY VILIMEK DESIGN PRINTING BLANCHETTE PRESS

www.ballard.com

4343 North Fraser Way
Burnaby British Columbia
Canada V5J 5J9